SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
FORM 6-K
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                                                                                                       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                                                                                       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2006.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS — IFRS STANDARDS
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS — IFRS STANDARDS
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS — IFRS STANDARDS
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2006.
Forward-looking Information
This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2006 — Overall Perspective,” with respect to (i) our expectation that the carrier market will grow in the second half of 2006, (ii) the additional costs associated with our current strategic transactions with Lucent Technologies, Inc. and Thales are in line with our expectations and (iii) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included in this discussion under the heading “Contractual obligations and off-balance sheet commitments”.
Presentation of Financial Information
The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed interim consolidated financial statements as of and for the period ended June 30, 2006 (the “unaudited condensed interim consolidated financial statements”) and the related notes presented elsewhere in this document. Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted in the European Union (“IFRS”), which differ in certain significant ways from U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited condensed interim consolidated financial statements are compliant with IAS 34 requirements. The most significant differences that affect the presentation of our financial results relate to the accounting treatment of business combinations before the date of transition to IFRS (January 1, 2004), capitalization of development costs, accounting of post-employment benefits, accounting for share-based payment transactions, accounting of compound financial instruments, accounting for sale and leaseback transactions, accounting for restructuring costs, accounting for inventory write-downs, accounting for income taxes in interim periods and impacts of differences between IFRS and U.S. GAAP on share in net assets of equity affiliates. For a discussion of the significant differences between IFRS and U.S. GAAP as they relate to our unaudited condensed interim consolidated financial statements, and a reconciliation of our net income (loss) for the period ended June 30, 2006 and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 20 through 23 in our unaudited condensed interim consolidated financial statements included elsewhere in this document.

Changes in Accounting Standards as of January 1, 2006
As a result of the publication of the “Fair Value Option” amendment to IAS 39 “Financial Instruments: Recognition and Measurement”, effective January 1, 2006, certain marketable securities previously included in the category of financial assets at fair value through profit or loss are now designated as financial assets available for sale. The impact of this change, had it been applied in 2005, is presented in Note 7 – Financial income (loss) and in the consolidated statement of changes in shareholders’ equity in our unaudited condensed interim consolidated financial statements included elsewhere in this document.
Critical Accounting Policies
The discussion in “Operating and Financial Review and Prospects” below is based on our unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 thereto. Some of the accounting methods and policies used in preparing our unaudited condensed interim consolidated financial statements under IFRS and the reconciliation of our net income and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.
We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:
Valuation allowance for inventories and work in progress
Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.
The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.
From 2000 to 2003, significant provisions for write-down of inventories and work in progress were accounted for because of difficult market conditions and the abandonment of certain product lines. The impact of these provisions on our income before tax is a net charge of € 28 million for the first six months of 2006 (a net charge of € 18 million in 2005 and of € 15 million for the first six months of 2005). This amount represented new write-downs taken in the first half of 2006, which more than offset the reversal of existing provisions of € 40 million due to asset sales that occurred in the first half of 2006.
Because of the revival in the telecommunications market, our future results could continue to be positively impacted by the reversal of provisions previously made.
Impairment of customer receivables and loans
An impairment loss is recorded for customer receivables and loans if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables were € 221 million at June 30, 2006 (€ 228 million at December 31, 2005 and € 260 million at June 30, 2005). The impact of impairment losses for customer receivables and loans on income before tax is a net gain of € 5 million for the first six months of 2006 (a net gain of € 25 million in 2005 and € 28 million for the first six months of 2005).
Impairment losses on customer loans and other financial assets (assets essentially relating to customer financing arrangements) were € 887 million at June 30, 2006 (€897 million at December 31, 2005 and € 918 million at June 30, 2005). The impact of these impairment losses on income before tax is a net gain of € 2 million for the first six months of 2006 (a net gain of € 25 million in 2005 and € 4 million for the first six months of 2005).

Capitalized development costs, goodwill and other intangible assets
The criteria for capitalizing development costs are set out in Note 1f to our unaudited condensed interim consolidated financial statements included elsewhere in this document. Once capitalized, these costs are amortized over the estimated lives of the products concerned.
The Group must therefore evaluate the commercial and technical feasibility of the development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.
The Group also has intangible assets acquired for cash or through business combinations and the goodwill resulting from such combinations.
As indicated in Note 1g to our unaudited condensed interim consolidated financial statements, in addition to the annual goodwill impairment tests, timely impairment tests are carried out in the event of indications of reduction in value of intangible assets held. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. A change in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment loss previously recorded.
Net goodwill is € 3,735 million at June 30, 2006 (€ 3,772 million at December 31, 2005 and € 3,896 million at June 30, 2005). Other intangible assets, net were € 875 million at June 30, 2006 (€ 819 million at December 31, 2005 and € 808 million at June 30, 2005). The annual impairment test for goodwill (Note 1g to our unaudited condensed interim consolidated financial statements) was performed during the second quarter of 2006 and resulted in no goodwill impairment being recorded as of June 30, 2006.
Impairment of property, plant and equipment
In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use and its fair value less costs to sell) (see Note 1g to our unaudited condensed interim consolidated financial statements). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).
The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. No significant impairment losses have been recorded for the first six months of both 2006 and 2005.
When determining recoverable value of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.
Provision for warranty costs and other product sales reserves
Provisions for product sales cover probable liabilities arising from past and current sales contracts and are mainly related to claims made by customers for non-fulfillment of contractual obligations, warranty and retrofits, fines and penalties. Provisions are recorded for warranties given to customers on our products or for expected losses and for penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that will be effectively paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.
Product sales reserves represent € 653 million at June 30, 2006, of which € 151 million relate to construction contracts (see Note 12 to our unaudited condensed interim consolidated financial statements) (€ 753 million and € 173 million respectively at December 31, 2005). For further information on the impact on net income (loss) of the change in these provisions, see consolidated results of operations for the six months ended June 30, 2006 compared to the six months ended June 30, 2005, Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities and Notes 12 and 15 to our unaudited condensed interim consolidated financial statements.

Deferred taxes
Deferred tax assets relate primarily to tax loss carry forwards and to deductible temporary differences between reported amounts and the taxes bases of assets and liabilities. The assets relating to the tax loss carry forwards are recognized if it is probable that the Group will dispose of future taxable profits against which these tax losses can be set off.
At June 30, 2006, deferred tax assets were € 1,670 million (of which € 795 million relate to the United States and € 401 million to France). Evaluation of the Group’s capacity to utilize tax loss carry forwards relies on significant judgment. The Group analyzes the positive and negative elements to conclude as to the probability of utilization in the future of these tax loss carry forwards, which also consider the factors indicated in Note 1n to our unaudited condensed interim consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.
If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which could have a significant impact on our balance sheet and net income (loss).
Pension and retirement obligations and other employee and post-employment benefit obligations
As indicated in Note 1k to our unaudited condensed interim consolidated financial statements included elsewhere in this document, the Group participates in defined contribution and defined benefit plans for employees. Furthermore, certain other post-employment benefits, such as life insurance and health insurance (mainly in the United States), are also reserved. All these obligations are measured based on actuarial calculations relying upon assumptions, such as the discount rate, return on plan assets, future salary increases, employee turnover and mortality tables.
These assumptions are generally updated annually. At December 31, 2005, the weighted average discount rate was 3.95%, the weighted average future salary increase was 3.34% and the weighted average expected long-term return on assets was 4.28% (these assumptions are set forth in Note 25 to our consolidated financial statements at December 31, 2005). Using the “corridor” method, only actuarial gains and losses in excess of the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets are recognized over the expected average remaining working lives of the employees participating in the plan. In accordance with the option available under IFRS 1, cumulative actuarial gains and losses at the transition date have been recognized in shareholders’ equity. The corridor method is therefore only applied as from January 1, 2004.
The Group considers that the actuarial assumptions used are appropriate and supportable but changes that will be made to them in the future could have, however, a significant impact on the amount of such obligations and the Group’s net income (loss). An increase of 0.5% in the discount rate at December 31, 2005 (or a reduction of 0.5%) has a positive impact on 2005 net income of € 8 million (or a negative impact of € 8 million on net income). An increase of 0.5% in the assumed rate of return on plan assets for 2005 (or a reduction of 0.5%) has a positive impact on 2005 net income of € 11 million (or a negative impact of € 11 million on net income).
Revenue recognition
As indicated in Note 1o to our unaudited condensed interim consolidated financial statements, revenue is measured at the fair value of the consideration received or to be received when the company has transferred the significant risks and rewards of ownership of a product to the buyer.
For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).
For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence to determine the fair value of the various elements of the arrangement. Determination of the fair value of the various elements of the arrangement relies also on estimates, which if they had to be corrected, would have an impact on revenues and net income (loss).

In the context of the present telecommunications market, it can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded.
Derecognition of financial assets
A financial asset, as defined under IAS 32 “Financial Instruments: Disclosure and Presentation,” is either totally or partially derecognized (removed from the balance sheet) when (i) we expect that no further cash flow will be generated by it, (ii) we transfer substantially all risks and rewards attached to the asset or (iii) we retain no control of the asset.
With respect to trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as at transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition, on the basis that risk of late payment is considered marginal. Potential new interpretations in the future of the concept of “substantial transfer of risks and rewards” could lead us to modify our current accounting treatment.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overall Perspective
Overview of the first half of 2006. The first six months of 2006 were characterized by a dynamic and growing telecommunications market. We have seen our revenues increase as a result of this market environment and, in particular, due to our leading position in products and technologies that will help our customers transform their networks to provide voice, data and video at very high speeds to their end users. We call this network transformation “triple play” and our fixed line business, where we supply access, optical, and IP data products, has benefited from this trend. In our wireless business, we have seen revenue growth; however, we have also invested in new technology which has not yet been significantly deployed in our customers’ networks. In addition, we continue to operate in a highly competitive pricing environment. Both the high level of investment and the competitive market environment have impacted our revenue and profitability in the mobile segment. Our private communications business has recorded satisfactory revenue growth, particularly in the rail communications and enterprise activities, partially offset by a continued softness in the satellite sector. During the first six months of 2006 our revenues increased by 12.2% to € 6,451 million. If there had been a constant euro/U.S. dollar exchange rate during the first six months of 2006 as compared to the same period in 2005, our consolidated revenues would have increased by approximately 10.7%. Our income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities (we previously referred to this item as operating profit) was € 461 million, or 7.1% of revenues, while our net income (attributable to equity holders of the parent) was € 284 million. Net cash, which is total gross cash and marketable securities less total gross debt as recorded on our balance sheet, amounted to € 980 million.
The first part of the year has been highlighted by a major strategic evolution which has placed Alcatel at the forefront of the much needed industry consolidation. Our pending merger with Lucent Technologies, Inc., which we announced on April 2, 2006, should provide enhanced earnings opportunities for the combined company, thanks to the strong and complementary geographical and technological attributes of both companies. The closing of the deal is expected in the fourth quarter of 2006. Our plan to transfer our satellite and security assets to Thales, which we announced on April 5, 2006, should allow us to reinforce our industrial partnership and open new opportunities for our communications technology in the defense and security markets. Closing for this transaction is expected to occur in the second half of the year.
Outlook for the second half of 2006. Going into the second half of the year we expect to see the carrier market growing in the mid single digit range for full year 2006. As we expect the pending merger with Lucent Technologies to close during the fourth quarter of 2006, we are not providing specific annual guidance.
Our third quarter will be a transition quarter where we expect revenues to grow year over year in the mid single digit range (at the current structure). Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities should be close to the same amount as in the second quarter of 2006, taking into account increased investments in R&D and additional costs associated with the strategic moves underway.

Highlights of recent transactions
Acquisition of Nortel’s UMTS business. On September 1, 2006, we announced the signing of a non-binding memorandum of understanding with Nortel to acquire Nortel’s UMTS radio access business (UTRAN) and related assets for $320 million.
Shareholders’ approval of the merger with Lucent Technologies. On September 7, 2006, our shareholders approved all proposed resolutions related to the merger with Lucent Technologies at our annual and extraordinary general meeting of shareholders.
Highlights of transactions during the six months ended June 30, 2006
Acquisition of equity stake in 2Wire. On January 27, 2006, we acquired a 27.5% stake in 2Wire, a company specializing in home broadband network products, for $122 million.
Merger with Lucent Technologies. On April 2, 2006, we entered into a definitive merger agreement with Lucent Technologies. The boards of directors and the shareholders of both companies have approved the transaction. Under the terms of the agreement, Lucent shareholders will receive 0.1952 of an ADS (American Depositary Share) representing ordinary shares of Alcatel (as the combined company) for every common share of Lucent that they hold. Upon completion of the merger, Alcatel shareholders will own approximately 60% of the combined company and Lucent shareholders will own approximately 40% of the combined company. The combined company’s ordinary shares will continue to be traded on the Euronext Paris and the ADSs, representing ordinary shares, will continue to be traded on The New York Stock Exchange.
The combined company created by this merger will be incorporated in France, with its headquarters located in Paris. The North American operations will be based in New Jersey, U.S.A., where Bell Labs will remain headquartered. The board of directors of the combined company will be composed of 14 members and will have equal representation from each company, including Serge Tchuruk and Patricia Russo, five of Alcatel’s current directors and five of Lucent’s current directors. The board will also include two new independent European directors to be mutually agreed upon.
The combined company intends to form a specific U.S. subsidiary holding certain contracts with U.S. government agencies and will be subject to reinforced confidentiality and security conditions. A board of directors, comprising three independent U.S. citizens acceptable to the U.S. government, will manage this subsidiary separately.
The merger is subject to customary regulatory and governmental reviews in the United States, Europe and elsewhere (many of which have already been obtained) and other customary conditions. The transaction is expected to be completed in the fourth quarter of 2006. Until the merger is completed, both companies will continue to operate their businesses independently.
Acquisition of VoiceGenie. During the second quarter of 2006, we acquired privately-held VoiceGenie for € 30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers.
Disposal of satellite subsidiaries, railway signaling, and integration and services activities for mission-critical systems to Thales. On April 5, 2006, we announced that the board of directors of Thales had approved the acquisition in principle of our satellite subsidiaries, railway signalling business and our integration and services activities for mission-critical systems. With this transaction, we would strengthen our position as a significant shareholder in Thales, with a 21.6% stake, while Groupe Industriel Marcel Dassault would keep its 5% share and the French State would remain the majority shareholder with 27.1%.
The transaction primarily consists of the contribution by Alcatel to Thales of the following assets:
1. In the Space sector:
-	Our 67% stake in the capital of Alcatel Alenia Space (this joint venture company, created in 2005, combined Alcatel’s and Finmeccanica S.p.A.’s industrial space assets, the latter holding a 33% stake).

-	Our 33% stake in the capital of Telespazio, a worldwide leader in satellite services, whose majority stake of 67% is held by Finmeccanica.
2. In the domain of critical systems for security:
-	Our Transport Systems activities, which is a worldwide leader in signalling solutions for rail transport and urban metros.

-	Our Systems Integration activities not dedicated to telecom operators, and covering mainly the transport and energy sectors.

The total revenues of these activities, based on our 2005 consolidated financial statements, amounted to € 2 billion. The workforce represents approximately 11,000 people, mainly in France, Germany, Italy and Canada. All the assets to be included in the contemplated transaction are part of our Private Communications segment.
Thales will pay Alcatel approximately € 0.7 billion in cash upon closing the transaction, subject to adjustment.
As of September 25, 2006, Alcatel and Thales had not entered into a binding contract with regard to this transaction. An amendment to the shareholders agreement between the French State, Alcatel and Dassault regarding the shareholding of Thales must be completed as part of the transaction. The transaction will also be subject to customary regulatory approvals as well as approval from the French State, Lucent and Finmeccanica, our partner in Alcatel Alenia Space and Telespazio.
Highlights of Transactions during 2005
Acquisitions
Acquisition of Native Networks. On March 17, 2005, we completed the acquisition of Native Networks, Inc., a provider of optical Ethernet goods and services, for $55 million in cash.
Dispositions
Sale of electrical power systems business. On January 26, 2005, we completed the sale of our electrical power business to Ripplewood, a U.S. private equity firm.
Sale of shareholding in Nexans. On March 16, 2005, we sold our shareholding in Nexans, representing 15.1% of Nexans’ share capital, through a private placement.
Other Transactions
Amendment of credit facility. On March 15, 2005, we amended our existing syndicated revolving €1.3 billion credit facility by extending the maturity date from June 2007 to June 2009 with a possible extension until 2011, eliminating one of the two financial covenants, reducing the cost of the facility and reducing the overall amount to €1.0 billion.
Moody’s upgrade of our long-term debt. On April 11, 2005, Moody’s upgraded to Bal from Ba3 the ratings for our long-term debt on the basis of cost savings achieved by us and our balance sheet strength.
Merger of space activities. On July 1, 2005, we completed the merger of our space activities with those of Finmeccanica, S.p.A., an Italian aerospace and defense company, through the creation of two sister companies. We own approximately 67%, and Alenia Spazio, a unit of Finmeccanica, owns approximately 33%, of the first company, Alcatel Alenia Space, that combines our respective industrial space activities. Finmeccanica owns approximately 67%, and we own approximately 33%, of the second company, Telespazio Holding, which combines our respective satellite operations and service activities.
Exchange of our interest in joint venture with TCL Communication. On July 18, 2005, we exchanged our 45% shareholding in our joint venture for mobile handsets with our partner, which resulted in our owning 4.8% of TCL Communication Technology Holdings Limited.
Consolidated Results of Operations for the Six Months Ended June 30, 2006 Compared to the Six Months ended June 30, 2005
Before January 1, 2005 our consolidated financial statements were prepared in accordance with French GAAP. Effective January 1, 2005, we began preparing our financial statements in accordance with IFRS in order to comply with European Union regulations. For a more detailed explanation of our implementation of these requirements, see “Presentation of Financial Information”, above. The following discussion is based on IFRS accounting standards.
Revenues. Revenues increased by 12.2% to € 6,451 million for the first six months of 2006, as compared to € 5,752 million for the same period last year. Approximately 40% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During the first six months of 2006, the increase in the value of the U.S. dollar relative to the euro had a positive impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate during the first six months of 2006 as compared to the same period in 2005 our consolidated revenues would have increased by approximately 10.7%. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during the first half of 2006, the average exchange rate that applied for the same period in 2005, instead of the average exchange rate that applied for such period in 2006, and (ii) to our exports (mainly from Europe) effected during the first half of 2006 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/U.S. dollar hedging rate that applied for the same period in 2005. Our management believes that providing our investors with our consolidated revenues for the first half of 2006 in constant euro/U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

	Six	Six
	months	months
	ending 2006	ending 2005	% of Change
Revenues as reported	€6,451	€5,752	12.1%
Conversion impact euro/U.S. dollar	(78)	—	(1.2%)
Hedging impact euro/U.S. dollar	(3)	—	(0.1%)
Revenues at constant rate	€6,369	€5,752
Within the fixed communications segment, revenues grew in all businesses except for our traditional fixed line voice switching activity, which continues to decline. The revenue increase in our fixed communications segment is due to the transformation of the telecommunications network to an Internet Protocol (IP)-based architecture and the demand for Alcatel’s products in the access, optical, and IP carrier data sectors to build out this new network. The increased revenue in our mobile communications segment, in particular our GSM(2/2.5G) product offering for network infrastructure build-out, came primarily from business in the developing regions of the world. Revenues were strong across all business lines in our mobile communications segment with the exception of our wireless voice switching business, which is declining due to the shift to next generation products. In the private communications segment, increases in both our enterprise and rail communications businesses were slightly offset by the decline in our satellite activities.
Revenue for the first half of 2006 by geographical market (calculated based upon the location of the subsidiary that recorded the revenue) was as follows: revenues in Europe increased by 5.0% to € 2,939 million compared to € 2,800 million in the same period last year; revenues in Asia Pacific increased by 10.7% to € 938 million compared to € 847 million in the same period last year; revenues in North America increased by 50.4% to € 1,238 million compared to € 823 million in the same period last year; revenues in the rest of the world increased by 4.2% to € 1,336 million compared to € 1,282 million in the same period last year. In the first half of 2006, Europe accounted for 45.6% of revenues by geographical market while Asia Pacific, North America, and the rest of the world accounted for 14.5%, 19.2% and 20.7%, respectively. This compares with the following percentages of revenues by geographical market for the first half of 2005: Europe — 48.7%, Asia Pacific — 14.7%, North America — 14.3%, and the rest of the world — 22.3%.
Gross profit. During the first half of 2006, gross profit amounted to 34.2% of revenues or € 2,207 million, compared to 36.0% of revenues or € 2,068 million in the same period last year. The decline in gross profit as a percentage of revenues is due primarily to the increased pricing pressures we experienced in some of our markets. The decrease in both our fixed and variable costs related to cost of sales stemming from our ongoing efforts to streamline our organization were not sufficient to offset the price decreases over the period.
Administrative and selling expenses. For the six months ended June 30, 2006, administrative and selling expenses were stable at € 1,017 million or 15.8% of revenues compared to € 1,013 million or 17.6% of revenues in the same period last year. The decrease in administrative and selling expenses as a percentage of total revenues compared to the first six months of 2005 is primarily attributable to fixed costs reductions across all business activities.
Research and development costs. Research and development costs increased to € 729 million for the first six months of 2006 compared to € 685 million in the same period last year. As a percentage of revenues, R&D costs for the first six months of 2006 decreased slightly to 11.3%, compared to 11.9% in the same period last year.
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities. Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities (we previously referred to this item as operating profit) benefited from operating leverage generated by volume, recording significant contributions from the IP data and access businesses in the fixed communications segment. It amounted to € 461 million or 7.1% of revenues for the first six months of 2006 compared to € 370 million for the same period last year, which represented 6.4% of revenues.
Provision reversals impacted income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities by € 87 million in the first half of 2006 of which € 83 million related to reversals of product sales reserves (€ 108 million and € 99 million, respectively, in the first half of 2005). Of the € 83 million, € 16 million mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. € 23 million of reversals are related to warranty provisions due to revision of our original estimate for warranty provision regarding warranty period and costs. This revision, in turn, was due mainly to the earlier than expected renewal of products by the customer, as a result of technological obsolescence or to better performance than anticipated. The remaining € 44 million of reversals mainly related to reversals of contract loss provisions, due to lower estimated remaining costs to be incurred.
In the first half of 2006, new product sales reserves of € 153 million were recorded, which did not fully offset product sales reserve reversals of € 83 million that occurred in first half of 2006, causing a net negative impact of € 70 million on income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities. In the same period last year, income (loss) was positively impacted by € 1 million from product sales reserves and reversals, representing € 98 million of new product sales reserves, offset by € 99 million of product sales reserve reversals.
Share-based payment (stock option plans). Share-based payments representing expensed employee stock options amounted to € 30 million for the first six months of 2006 compared to € 38 million in the same period of 2005.
Restructuring costs. Restructuring costs were € 31 million for the first six months of 2006, compared to € 49 million for the same period last year. This decrease is due in part to a revaluation of restructuring needs following the leasing of vacant premises during the first six months of 2006. The restructuring costs incurred during the first six months of 2006 relate primarily to restructuring plans in Western Europe, primarily Germany, Italy, and France. Also included within restructuring costs is impairment of goodwill. Impairment of goodwill for the first six months of 2006 amounted to € 4 million due to an assessment of discontinued activities. There was not impairment of goodwill for the same period in 2005.
Income (loss) from operating activities. Income (loss) from operating activities amounted to € 400 million in the first six months of 2006 compared to € 283 million during the same period of 2005 due to higher income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities, coupled with lower charges for share-based payments and restructuring costs as discussed above.
Finance costs. Finance costs amounted to € 47 million in the first six months of 2006 compared to € 50 million in the same period of 2005 and included € 107 million of interest paid on our gross financial debt, offset by € 60 million in interest earned on cash, cash equivalents and marketable securities, resulting in a net financial cost of € 47 million. In the same period last year, net financial costs amounted to € 50 million resulting from € 110 million of interest paid on our gross financial debt, offset by € 60 million in interest earned on cash, cash equivalents and marketable securities.
Other financial income (expense). Other financial expense amounted to € 19 million in the first half of 2006 compared to financial income of € 73 million in the same period last year. This decrease is due primarily to the capital gains generated by the disposal of our equity stake in Nexans and Mobilrom during the first six months of 2005.
Share in net income (losses) of equity affiliates. Share in net income of equity affiliates amounted to € 21 million during the first six months of 2006 compared to a loss of € 23 million in the same period last year. The loss during the first six months of 2005 resulted from a loss generated by our handset joint venture with TCL.
Income before tax and discontinued operations. Income before tax and discontinued operations amounted to € 355 million compared to € 283 million in the same period last year,
Income tax expense. We had an income tax expense of € 56 million for the first six months of 2006, compared to an income tax benefit of € 76 million for the same period last year. The expense for the first six months of 2006 is due to changes in provisions for tax litigation and to the increase in countries with respect to which we have no tax loss carry forwards whereas, based on forecasted tax results of different subsidiaries in the Group, net deferred tax assets of € 87 million were recorded during the first six months of 2005, mainly in Europe and North America.
Income from continuing operations. Income from continuing operations amounted to € 299 million in the first six months of 2006 compared to € 359 million in the same period last year.
Income (loss) from discontinued operations. Income from discontinued operations amounted to € 14 million during the first six months of 2006 compared to a loss of € 15 million in the same period last year. There were no discontinued operations in either 2006 or 2005. However, the initial capital gain (loss) on discontinued operations that were sold in 2004 was adjusted in each of 2006 and 2005 due to developments in ongoing legal proceedings related to these disposals.
Net income attributable to equity holders of parent. Net income after minority interests of € 29 million amounted to € 284 million compared to € 320 million, after minority interests of € 24 million in the same period last year.
Results of Operations by Business Segment for the Six Months Ended June 30, 2006 Compared to the Six Months ended June 30, 2005
The organizational chart below sets forth our three business segments and their principal business activities since January 2005:

Fixed Communications		Mobile Communications		Private Communications
•	Access Networks	•	Mobile Radio	•	Enterprise Solutions
•	Fixed Solutions	•	Mobile Solutions	•	Space Solutions
•	Internet Protocol	•	Wireless Transmission	•	Transport Solutions
•	Optical Networks			•	Integration and Services
The table below sets forth the revenues (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities and capital expenditures for tangible assets for each of our business segments for the first six months of 2006 and for the first six months of 2005.

	Fixed	Mobile	Private	Other &	Total
	Communications	Communications	Communications	Eliminations	Group
Six months ended June 30, 2006
Revenues	2,636	1,915	1,939	(39)	6,451
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	243	137	99	(18)	461
Capital expenditures for tangible assets	26	32	27	20	105

Six months ended June 30, 2005
Revenues	2,211	1,747	1,829	(35)	5,752
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	170	181	93	(74)	370
Capital expenditures for tangible assets	22	26	27	21	96
Fixed Communications
Revenues in our fixed communications segment increased by 19.2% to € 2,636 million compared to € 2,211 million in the same period last year. This increase is due to the strong customer demand for the transformation of customers’ telecommunications network to an all Internet Protocol (IP) architecture. This new system will transport voice, data, and video services (referred to as “triple play services” in the industry) over the customers’ network. As a result of this network transformation, we are recording revenue increases in our access, optical and IP carrier data product lines, only slightly offset by the continuing decline in our traditional fixed line voice switching activity.

The fixed communications segment’s income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities was € 243 million for the first six months of 2006 compared to € 170 million in the same period last year. This increase is due to a significant contribution across all product lines with the exception of our traditional fixed voice switching activity, with a particularly good performance in our access and IP carrier data businesses.
Mobile Communications
Revenues in our mobile communications segment increased by 9.6% to € 1,915 million in the first six months of 2006 compared to € 1,747 million in the same period last year. This increase is primarily due to the continued growth in emerging markets such as Africa, China and the Middle East where operators are building out their wireless infrastructure. We also recorded significant growth in our mobile applications business where we supply products and services for payment, video and music. Our wireless transmission activity, which is primarily microwave transmission, returned to growth with good customer acceptance of its new product portfolio. This increase was offset by the decline in our traditional core wireless voice switching business as the market demand shifts to next generation technologies.
The mobile communications segment’s income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities was € 137 million for the first six months of 2006 compared to € 181 million in the same period last year. This decrease is due primarily to increased investment in next generation technologies and an intensely competitive pricing environment.
Private Communications
Revenues in our private communications segment increased by 6.0% to € 1,939 million in the first six months of 2006 compared to € 1,829 million in the same period last year. This increase is due primarily to revenue increases in our enterprise and rail communications business and to a lesser extent, in our integration and services activity. The satellite revenues decreased due to low order backlog.
The private communications segment’s income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities was € 99 million in the first six months of 2006 compared to € 93 million in the same period last year. This increase is due primarily to an improvement in our rail communications business.
Liquidity and Capital Resources
Liquidity
Cash Flow for the Six Months Ended June 30, 2006 and 2005
Cash Flow Overview
Cash and cash equivalents decreased by € 729 million during the first six months of 2006 to € 3,781 million at June 30, 2006 compared to the cash and cash equivalents as of December 31, 2005. This decrease was mainly due to net cash used by investing activities of € 362 million, due primarily to capital expenditures amounting to € 306 million, and to cash used by the increase in operating working capital which amounted to € 534 million, which more than offset the net cash provided by operating activities before changes in working capital, interests and taxes, which amounted to € 459 million.
Net Cash Provided (Used) by Operating Activities. Net cash provided by operating activities before changes in working capital, interests and taxes was € 459 million compared to € 242 million for the first six months of 2005. This increase is primarily due to our positive net income before tax and discontinued operations of € 355 million for the first six months of 2006 compared to € 283 million in the same period last year. The € 284 million of net income attributable to the equity holders of the parent is adjusted for financial, tax and non-cash items, primarily depreciation and amortization, net gain on disposal of non-current assets, changes in fair values and share based payments, and adjusted further for cash outflows that had been previously reserved (mainly for ongoing restructuring programs). The net gain on disposal of non-current assets was € 55 million, consisting mainly of real estate assets, compared to a gain of € 136 million in the same period last year, from the sale of our holdings in Nexans and of real estate assets. The cash outflows for restructuring amounted to € 140 million for the first six months of 2006 compared to € 235 million for the first six months of 2005. Net cash used by operating activities was € 171 million for the first six months of 2006 compared to € 192 million during the same period last year. These amounts take into account the cash used by the increase in operating working capital which amounted to € 534 million for the first six months of 2006 and € 423 million during the same period last year, reflecting our increased revenue performance as well as our expectations for revenue growth in the coming quarters.
Net Cash Provided (Used) by Investing Activities. Net cash used by investing activities was € 362 million for the first six months of 2006 compared to a net cash provided of € 71 million during the same period last year. This increase in net cash used is mainly due to changes in marketable securities which represented net cash outflows of € 93 million for the first six months of 2006 compared to cash proceeds of € 258 million during the same period last year. Capital expenditures amounted to approximately € 300 million for each of the two periods presented. Proceeds from disposal of fixed assets amounted to € 90 million for the first six months of 2006 compared to € 9 million in the same period last year (due mainly to disposal of various real estate assets).
Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities amounted to € 155 million for the first six months of 2006 compared to net cash used of € 298 million in the same period last year. The main reason for this change was the more limited use of cash to decrease our long-term debt ( € 115 million for the first six months of 2006, compared with € 259 million for the first six months of 2005), including by repurchasing debt.
Disposed of or discontinued operations. Disposed of or discontinued operations represented a net cash proceed of € 2 million for the first six months of 2006, compared with € 14 million in the same period last year.
Capital Resources
Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, the issuance of debt and equity in various forms, and banking facilities including the revolving credit facility of € 1,000 million maturing in June 2009 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenant for our syndicated facility and debt and equity market conditions generally.
Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash and cash equivalents, including short-term investments, of € 4,500 million as of June 30, 2006 are sufficient to fund our cash requirements for the next twelve months.
During 2006 we expect to make cash outlays for our restructuring programs of approximately € 250 million and to make capital expenditures, which should be approximately € 700 million, including research and development capitalization. We will also repay our 7.00% bonds maturing in December 2006 that we did not previously repurchase (€ 403 million as of June 30, 2006). In addition, our expected growth in revenues in 2006 compared to 2005 may result in additional cash requirements linked to an increase in working capital.
We can provide no assurance that our actual cash requirements will not exceed our currently expected cash outlays. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds (if conditions are considered favorable by us), assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above. During 2006 we are continuing our bond repurchase program targeted at short term maturities.
Credit Ratings. As of September 25, 2006, our credit ratings were as follows:

	Long-term	Short-term
Rating Agency	Debt	Debt	Outlook	Last Update
Standard & Poor’s	BB	B	On Credit Watch, negative implication	March 24, 2006
Moody’s	Ba1	Not Prime	On Review, negative implication	April 3, 2006

Standard & Poor’s. On March 10, 2006, Standard & Poor’s changed Alcatel’s long-term debt credit rating (BB) outlook from Outlook Stable to Outlook Positive. However, on March 24, 2006, following Alcatel’s announcement of its discussions with Lucent Technologies of a possible merger of the two companies, Standard & Poor’s placed Alcatel’s credit rating under observation, considering that, if the merger was consummated, a downgrading of the long-term debt rating may be envisaged due to the financial structure of the combined entity. The ratings themselves (BB and B) remain unchanged from the ratings upgrade on November 10, 2004. The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB — rating is in the BB category, which also includes BB+ and BB- ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated ‘BB’ is less vulnerable to non payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. Debt rated B is more vulnerable to non payment than debt rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”
Moody’s. On April 3, 2006, Moody’s put Alcatel’s credit rating under review in view of a possible downgrading of its long-term debt rating (Ba1, Outlook Positive). This action followed Alcatel’s confirmation of discussions with Lucent Technologies regarding a possible merger and was motivated by the strategic and operational changes that Alcatel would have to undergo as a result of the merger. The ratings themselves (Ba1 and NP) remained unchanged from the ratings upgrade on April 11, 2005. The rating grid of Moody’s ranges from Aaa which is considered to carry the smallest degree of investment risk to C, which is the lowest rated class. Alcatel’s Ba1 rating is in the Ba category which also includes Ba2 and Ba3 ratings. Moody’s gives the following definition of its Ba category: “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.”
We can provide no assurances that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies, especially in light of the pending merger with Lucent. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.
Our short-term debt rating allows us a limited access to the commercial paper market.
At June 30, 2006, our total financial debt (excluding interest derivatives accounted for in other assets and liabilities) amounted to € 3,545 million compared to € 3,798 million at December 31, 2005.
Short-term Debt. At June 30, 2006, we had € 1,244 million of short-term financial debt outstanding, which included € 554 million of bonds and € 149 million in commercial paper, with the remainder representing other bank loans and lines of credit and other financial debt and accrued interest payable.
Long-term Debt. At June 30, 2006, we had € 2,301 million of long-term financial debt outstanding.
Rating Clauses Affecting our Debt. Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and was first applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings with both agencies move back to investment grade level. However, since this condition had not been met as of June 30, 2006, we were unable to take advantage of the step down clause during the period.
Syndicated Facility. The availability of our three year, multi-currency syndicated revolving credit facility of € 1,000 million with a maturity of June 2009 does not depend upon our credit ratings. At June 30, 2006, we had not drawn on this facility and it remained undrawn at September 28, 2006. Our ability to draw on this facility is conditioned upon our compliance with a financial covenant linked to the capacity of Alcatel to generate sufficient cash to repay our net debt. We test this covenant every quarter. As the Group had cash and cash equivalents in excess of its gross financial debt at March 31 and June 30, 2006, we were in compliance with this covenant at these dates. We can provide no assurance that we will remain compliant with such covenant in the future.

Contractual obligations and off-balance sheet contingent commitments
Contractual obligations. We have certain contractual obligations that extend beyond 2005. Among these obligations we have long-term debt, capital leases, operating leases, commitments to purchase fixed assets, interest on long-term debt and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2006 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in our unaudited interim consolidated balance sheet included in this document.

	Payment Deadline
		Before
	Before	December 31,
Contractual payment obligations	June 30, 2007	2008	2009-2010	2011 and after	Total
			(in millions)
Financial debt (excluding capital leases)	€1,190	€116	€814	€1,371	€3,491
Equity component of Oceane	—	—	—	115	115
Capital lease obligations	54		—	—	54

Subtotal — included in our balance sheet	€1,244	€116	€814	€1,486	€3,660

Operating leases	143	277	185	326	931
Commitments to purchase fixed assets	61	—	—	—	61
Interest on long-term debt	137	159	142	93	531
Unconditional purchase obligations(a)	109	11	2	—	122

Sub total — not included in our balance sheet	€450	€447	€329	€419	€1,645

Total contractual obligations	€1,694	€563	€1,143	€1,905	€5,305

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.
Off-balance sheet commitments and contingencies. On June 30, 2006, our off-balance sheet commitments and contingencies amounted to € 2,749 million, consisting primarily of € 1,881 million in undertakings on long-term contracts for the supply of telecommunications equipment and services. Generally we provide these undertakings to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line item “Reserves for product sales” (see Note 12 and Note 15 to our unaudited condensed interim consolidated financial statements) or in inventory reserves. Not included in the € 2,749 million of off-balance sheet commitments and contingencies is a € 600 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts. Also not included in the € 2,749 million is our contingent liability pursuant to the securitization of other accounts receivable and the sale of a carry-back receivable described below.
Off-balance sheet contingent commitments, which for purposes of the table below include only performance guarantees issued by us to financial institutions and exclude our commitment to provide further customer financing (as described below), are as follows:

	June 30, 2006	June 30, 2005
	(in millions)
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries(1)	€2,071	€2,077
Other contingent commitments (2)	€601	€721

Sub-total — Contingent commitments(3)	€2,671	€2,798
Secured borrowings(4)	€78	€124

Total off-balance sheet commitments and secured borrowings(3)	€2,749	€2,922

(1)	This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, € 190 million as of June 30, 2006 and € 228 million as of June 30, 2005 represent undertakings we provided on contracts of non-consolidated companies.

(2)	Included in the € 601 million are: € 101 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities, € 90 million of commitments related to leasing or sale and lease-back transactions, and € 407 million of various guarantees given by certain subsidiaries in the Group.

Included in the € 721 million are: € 90 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities, € 102 million of commitments related to leasing or sale and lease-back transactions, and € 625 million of various guarantees given by certain subsidiaries in the Group.

(3)	Excluding our commitment to provide further customer financing, as described below.

(4)	The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the table under the heading “Contractual obligations,” above.
The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by the Group. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for the Group’s benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.
Commitments related to product warranties and pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in our unaudited condensed interim consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.
Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the line item “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.
Guarantees given on third party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 2 million as of June 30, 2006.
Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans and providing guarantees to third-party financing sources. As of June 30, 2006, net of reserves, we had provided customer financing of approximately € 348 million. This amount includes € 338 million of customer deferred payments and accounts receivable, and € 10 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 122 million.
More generally, as part of our business we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.
Sale of carry-back receivable. In May 2002, we sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. Under IFRS the carry-back receivable is not de-recognized but is reported on the asset side of the balance sheet, as an “other non current asset”, at its discounted value using the discount rate applied in the sale transaction by the intervening credit institution, and as a “financial liability” at its discounted value using the French State bonds’ discount rate, on the liability side of the balance sheet.
We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the carry-back receivable sold.
Securitization of accounts receivables. In December 2003, we entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from our Group representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. This special purpose vehicle is fully consolidated under IFRS. The receivables sold at June 30, 2006, which amounted to € 75 million (€ 69 million as of June 30, 2005), are therefore maintained in the consolidated balance sheet. At June 30, 2006, the maximum amount of bank financing that we could obtain through the sale of receivables was € 150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing extra financing.
Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.
Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry through 2003 caused certain of our customers to experience financial difficulties and others to file for protection under bankruptcy laws. Upon the financial failure of a customer, we realized losses on extended credit given and loans made to the customer, on guarantees provided for the customer, losses relating to our commercial risk exposure under long-term contracts, as well as the loss of the customer’s ongoing business. If economic conditions and the telecommunications industry in particular deteriorate once again, we may in the future realize similar losses. In such a context, should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.
Capital Expenditures. We expect our capital expenditures in 2006 to be approximately €700 million, including capitalization of research and development expenses. We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on this funding arrangement to meet our cash needs.
Qualitative and Quantitative Disclosures About Market Risk
At June 30, 2006, our exposure to market risks was not materially different from our exposure at the end of last year, as described in our 2005 Form 20-F.
Research and Development
Costs. In the first half of 2006, our research and development costs, net of the impact of the capitalization of research and development expenses, totaled € 729 million (11.3% of consolidated net sales for the six months ended June 30, 2006) compared to costs of € 685 million in the first six months of 2005 (11.9% of consolidated net sales for the six months ended June 30, 2005).

ALCATEL AND SUBSIDIARIES
INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2006

Unaudited condensed interim consolidated income statements for the six month periods ended June 30, 2005 and 2006	F-2

Unaudited condensed interim consolidated balance sheets at June 30, 2006 and at December 31, 2005	F-3

Unaudited condensed interim consolidated statements of cash flows for the six month periods ended June 30, 2006 and 2005	F-5

Unaudited condensed interim consolidated statements of changes in shareholders’ equity for the six month periods ended June 30, 2006 and 2005 and for the year ended December 31, 2005	F-6

Notes to unaudited condensed interim consolidated financial statements:

— Summary of accounting policies	F-7
— Principal uncertainties regarding the use of estimates	F-16
— Changes in consolidated companies	F-19
— Information by business segment	F-21
— Information by geographical segment	F-22
— Other	F-22
— Reconciliation to U.S. GAAP	F-44

ALCATEL AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT

		Six months ended June 30,
	Note	2006 (a)	2006	2005
		(in millions except per share information)
Revenues	(4)	$8,244	€6,451	€5,752
Cost of sales		(5 423)	(4,244)	(3,684)

Gross profit		2,820	2,207	2,068

Administrative and selling expenses		(1,300)	(1,017)	(1,013)
Research and development expenses before capitalization of development expenses		(1,011)	(791)	(751)
Impact of capitalization of development expenses		79	62	66
Research and development costs	(5)	(932)	(729)	(685)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	(4)	589	461	370

Share-based payment (stock option plans)	(6)	(38)	(30)	(38)
Restructuring costs	(15)	(40)	(31)	(49)
Income (loss) from operating activities		511	400	283

Interests relative to gross financial debt		(137)	(107)	(110)
Interests relative to cash, cash equivalents		77	60	60
Finance costs	(7)	(60)	(47)	(50)
Other financial income (expense)	(7)	(24)	(19)	73
Share in net income (losses) of equity affiliates		27	21	(23)

Income before tax and discontinued operations		454	355	283

Income tax expense	(9)	(72)	(56)	76

Income (loss) from continuing operations		382	299	359

Income (loss) from discontinued operations	(8)	18	14	(15)

Net income (loss)		400	313	344

Attributable to:
— Equity holders of the parent		363	284	320
— Minority interests		37	29	24
Net income (loss) attributable to equity holders of the parent per share (in euros)
— Basic earnings per share	(10)	0.27	0.21	0.23
— Diluted earnings per share	(10)	0.27	0.21	0.23
Net income (loss) (before discontinued operations) attributable to equity holders of the parent per share (in euros)
— Basic earnings per share		0.26	0.20	0.24
— Diluted earnings per share		0.26	0.20	0.24
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings (loss) per share		0.01	0.01	(0.01)
— Diluted earnings (loss) per share		0.01	0.01	(0.01)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2779 on June 30, 2006.

ALCATEL AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET

				December 31,
	Note	June 30, 2006	June 30, 2006	2005
		(in millions)
ASSETS
Goodwill		$4,773	€3,735	€3,772
Intangible assets, net		1,118	875	819

Goodwill and intangible assets, net		5,891	4,610	4,591

Property, plant and equipment		5,505	4,308	4,557
Depreciation		(4 261)	(3,334)	(3,446)

Property, plant and equipment, net		1,245	974	1,111

Share in net assets of equity affiliates	(13)	869	680	606
Other non-current financial assets, net		414	324	306
Deferred tax assets		2,134	1,670	1,768
Prepaid pension costs		385	301	294
Other non-current assets	(11)	204	160	468

TOTAL NON-CURRENT ASSETS		11,142	8,719	9,144

Inventories and work in progress, net	(12)	2,201	1,722	1,438
Amounts due from customers on construction contracts	(12)	1,410	1,103	917
Trade receivables and related accounts, net	(12)	3,682	2,881	3,420
Advances and progress payments	(12)	161	126	124
Other current assets, net	(11)	1,072	839	827
Assets held for sale	(8)	86	67	50
Current income taxes		291	228	45
Marketable securities, net	(16)	919	719	640
Cash and cash equivalents	(16)	4,832	3,781	4,510

TOTAL CURRENT ASSETS		14,652	11,466	11,971

TOTAL ASSETS		25,794	20,185	21,115

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2779 on June 30, 2006.

LIABILITIES AND SHAREHOLDERS’ EQUITY

December 31,
Notes	June 30, 2006	June 30, 2006	2005
(in millions)
Capital stock (€ 2 nominal value: 1,430,777,113 ordinary shares issued as of June 30, 2006 and 1,428,541,640 ordinary shares issued as of December 31, 2005)	$3,656	€2,861	€2,857
Additional paid-in capital	10,670	8,350	8,308
Less treasury stock at cost	(2,005)	(1,569)	(1,575)
Retained earnings, fair value and other reserves	(4,475)	(3,502)	(4,460)
Cumulative translation adjustments	(49)	(38)	174
Net income — attributable to the equity holders of the parent	363	284	930

Shareholders’ equity — Attributable to the equity holders of the parent	8,161	6,386	6,234

Minority interests	612	479	477

TOTAL SHAREHOLDERS’ EQUITY	(14)	8,773	6,865	6,711

Pensions, retirement indemnities and other post-retirement benefits	1,873	1,466	1,461
Bonds and notes issued, long term	(14),	(16)	2,736	2,141	2,393
Other long term debt	(16)	204	160	359
Deferred tax liabilities	150	117	162
Other non-current liabilities	(11)	357	279	295

TOTAL NON-CURRENT LIABILITIES	5,320	4,163	4,670

Provisions	(15)	1,815	1,420	1,621
Current portion of long term debt	(16)	1,590	1,244	1,046
Customers’ deposits and advances	(12)	1,240	970	1,144
Amounts due to customers on construction contracts	(12)	142	111	138
Trade payables and related accounts	(12)	4,696	3,675	3,755
Current income taxes liabilities	98	77	99
Other current liabilities	(11)	2,121	1,660	1,931

TOTAL CURRENT LIABILITIES	11,702	9,157	9,734

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,794	20,185	21,115

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2779 on June 30, 2006.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,
	Note	2006 (a)	2006	2005
		(in millions)
Cash flows from operating activities
Net income (loss)- Attributable to the equity holders of the parent		$363	€284	€320
Minority interests		37	29	24
Adjustments	(17)	187	146	(102)

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(17)	587	459	242

— Decrease (increase) in inventories and work in progress	(12)	(464)	(363)	(294)
— Decrease (increase) in trade receivables and related accounts	(12)	348	272	(82)
— Decrease (increase) in advances and progress payments	(12)	(5)	(4)	(10)
— Increase (decrease) in accounts payable and accrued expenses	(12)	(5)	(4)	(84)
— Increase (decrease) in customers’ deposits and advances	(12)	(216)	(169)	87
— Change in other assets and liabilities		(340)	(266)	(39)

Cash provided (used) by operating activities before interests and taxes		(96)	(75)	(179)

— Interest received		72	56	59
— Interest (paid)		(134)	(105)	(81)
— Taxes (paid)/received		(60)	(47)	9

Net cash provided (used) by operating activities		(219)	(171)	(192)

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		115	90	9
Capital expenditures		(391)	(306)	(296)
Of which impact of capitalization of development costs		(248)	(194)	—
Decrease in loans and other non-current financial assets		—	46	80
Cash expenditures for acquisition of consolidated and non-consolidated companies		(158)	(124)	(60)
Cash proceeds from sale of previously consolidated and non-consolidated companies		32	25	80
Decrease/(increase) in marketable securities		(119)	(93)	258

Net cash provided (used) by investing activities		(463)	(362)	71

Cash flows from financing activities:
Issuance/(repayment) of short-term debt		(72)	(56)	(37)
Repayment/repurchase of long term debt	(16)	(147)	(115)	(259)
Proceeds from issuance of shares		17	13	6
Proceeds from disposal/(acquisition) of treasury stock		5	4	3
Dividends paid		(1)	(1)	(11)

Net cash provided (used) by financing activities		(198)	(155)	(298)
Net cash (used) by operating activities of discontinued operations		(13)	(10)	—
Net cash provided by investing activities of discontinued operations		15	12	14
Net cash provided by financing activities of discontinued operations		—	—	—
Net effect of exchange rate changes		(55)	(43)	103

Net increase (decrease) in cash and cash equivalents		(932)	(729)	(302)

Cash and cash equivalents at beginning of period		5,763	4 510	4,611

Cash and cash equivalents at end of period		4,832	3 781 *	4,309 *

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2779 on June 30, 2006.

*	This amount includes € 340 million of cash and cash equivalents held in countries subject to exchange control restrictions at June 30, 2006 ( € 517 million at June 30, 2005). Such restrictions may limit the use of such cash and cash equivalents by group subsidiaries.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

									Total
					Changes in				attributable to the
			Additional	Retained	fair value		Cumulative	Net	equity
	Number	Capital	paid-in	earnings	and other	Treasury	translation	income	holders of
Note	of shares	Stock	capital	(1)	reserves	Stock	adjustments	(loss)	the parent	Minority interests	TOTAL
	(in millions of euros except for number of shares outstanding)
Balance at December 31, 2004 after appropriation	1,365,973,827	2,852	8,226	(4,450)	82	(1,607)	(183)	—	4,920	373	5,293

					(81)				(81)		(81)
Financial assets available for sale							256		256	50	306
Cumulative translation adjustments					(30)				(30)		(30)
Other adjustments	—	—	—	—	(111)	—	256	—	145	50	195

Net income (loss) changes directly recognized in equity	—	—	—	—	—	—		320	320	24	344

Net income (loss)		—	—	—	(111)	—	256	320	465	74	539

Total of accounted expenses and revenues	1,107,661	2	7	—	—	—	—	—	9	—	9

Other capital increases		—	38	—	—	—	—	—	38	—	38
Deferred share-based payments	900,062	—	—	(29)	—	24	—		(5)	—	(5)
Net change in treasury stock of shares owned by consolidated subsidiaries	—	—	—	(4)	—	—	—	—	(4)	(9)	(13)
Other adjustments		—		(6)					(6)	(9)	(15)

June 30, 2005	1,367,981,550	2,854	8,271	(4,483)	(29)	(1,583)	73	320	(5,423)	438	5,861

Financial assets available for sale					12				12		12
Cumulative translation adjustments							101		101	22	123
Cash flow hedging					32				32	—	32
Other adjustments				19					19	—	19

Net income (loss) changes directly recognized in equity				19	44	—	101	—	164	22	186

Net income (loss)								610	610	17	627

Total of accounted expenses and revenues				19	44		101	610	774	39	813

Other capital increases	1,197,999	3	6						9		9
Deferred share-based payments			31						31		31
Net change in treasury stock of shares owned by consolidated subsidiaries	441,382			(8)		8			—		—
Other adjustments				(3)					(3)	—	(3)

December 31, 2005 before appropriation	1,369,620,931	2,857	8,308	(4,475)	15	(1,575)	174	930	6,234	477	6,711

Proposed appropriation of net income (loss)				930				(930)	—		—

Balance at December 31, 2005 after appropriation	1,369,620,931	2,857	8,308	(3,545)	15	(1,575)	174	—	6,234	477	6,711

Financial assets available for sale					14				14		14
Cumulative translation adjustments							(212)		(212)	(29)	(241)
Cash flow hedging					10				10		10
Other adjustments				4					4		4

Net income (loss) changes directly recognized in equity				4	24		(212)		(184)	(29)	(213)

Net income (loss)								284	284	29	313

Total of accounted expenses and revenues				4	24		(212)	284	100	—	100

Other capital increases	2,235,473	4	12						16		16
Deferred share-based payments			30						30		30
Net change in treasury stock of shares owned by consolidated subsidiaries	673,798			(4)		6			2		2
Other adjustments				4					4	2	6

June 30, 2006 before appropriation	1,372,530,202	2,861	8,350	(3,541)	39	(1,569)	(38)	284	6,386	479	6,865

Proposed appropriation of net income (loss)				(229)					(229)		(229)

June 30, 2006 after appropriation	1,372,530,202	2,861	8,350	(3,770)	39	(1,569)	(38)	284	6,157	479	6,636

(1)	Fair value changes relating to marketable securities at fair value through profit or loss were recognized in the income statement in previous accounting periods and appear in retained earnings as a positive amount of € 20 million at June 30, 2006. Starting as of January 1, 2006, these changes will be directly recognized in shareholders’ equity following the revised designation of these marketable securities as financial assets available for sale (see note 1u).

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
     Alcatel is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, except if dissolved earlier or except if its life is prolonged. Alcatel’s headquarters are situated at 54, rue la Boétie, 75008 Paris, France. Alcatel is listed principally on the Paris and New York stock exchanges.
     The consolidated financial statements reflect the results and financial position of Alcatel and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.
     The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.
     On July 26, 2006, the Board of Directors of Alcatel authorized the publication of the consolidated financial statements at June 30, 2006.
Note 1
Summary of accounting policies
     Due to the listing of Alcatel’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the 2005 and first semester 2006 unaudited condensed interim consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards) as adopted by the European Union.
     Between 1999 and 2004, the consolidated financial statements of the Group were prepared in accordance with French generally accepted accounting principles (“French GAAP”) in compliance with the “Principles and accounting methodology relative to consolidated financial statements” regulation No. 99-02 of the “Comité de la Réglementation Comptable” approved by the decree dated June 22, 1999.
     As a first-time adopter of IFRSs at December 31, 2005, Alcatel has followed the IFRS 1 regulations governing the first-time adoption of IFRSs by companies. The options selected, where applicable, are indicated in the following notes. Reconciliation schedules between the 2004 consolidated net income and consolidated shareholders’ equity at both January 1, 2004 and December 31, 2004 between IFRSs and those prepared previously in accordance with French GAAP have been presented in the 2005 consolidated financial statements. International Accounting Standards (IAS) 32 and 39 dealing with financial instruments and IFRS 5 concerning non-current assets held for sale and discontinued operations have been applied as from January 1, 2004.
     The unaudited condensed interim consolidated financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting” and in accordance with IFRSs adopted by the European Union at June 30, 2006. The accounting policies and measurement principles adopted for the summary consolidated financial statements at June 30, 2006 are the same as those used in the consolidated financial statements at December 31, 2005.
(a) Basis of preparation
     The unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention, with the exception of certain categories of assets and liabilities, in accordance with IFRSs. The categories concerned are detailed in the following notes.
(b) Consolidation methods
     Companies over which the Group has control are fully consolidated.
     Companies over which the Group has joint control are accounted for using proportionate consolidation.
     Companies over which the Group has a significant influence (“investments in associates “) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is greater than or equal to 20%.
     All significant intra-group transactions are eliminated.

(c) Business combinations
     Regulations governing first-time adoption: Business combinations that were completed before January 1, 2004, the transition date to IFRSs, have not been restated, as permitted by the optional exemption included in IFRS 1. Goodwill has therefore not been accounted for business combinations occurring prior to January 1, 2004, which were previously accounted for in accordance with article 215 of Regulation N° 99-02 of the “Comité de la Réglementation Comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against shareholders’ equity.
     Business combinations after January 1, 2004: These business combinations are accounted for in accordance with the purchase method. Once control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including both the Group interest and minority interests. Any excess between the purchase price and the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).
     The accounting treatment of stock options of companies acquired in the context of a business combination is described in note 1w below.
(d) Translation of financial statements denominated in foreign currencies
     The balance sheets of consolidated subsidiaries having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the balance sheet date), and their income statements and cash flow statements are translated at the average exchange rate. The resulting translation adjustments are included in shareholders’ equity under the caption “Cumulative translation adjustments”.
     Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore listed in the entity’s functional currency and translated using the closing exchange rate.
     Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated total of translation adjustments at the transition date has been deemed to be zero. This amount has been reversed against consolidated reserves, leaving the amount of shareholders’ equity unchanged. Translation adjustments that predate the IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries or equity affiliates.
(e) Translation of foreign currency transactions
     Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the income statement in other financial income (loss).
     Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the caption “Cumulative translation adjustments” until the disposal of the investment. Refer to Note 1d above for information on the recognition of translation adjustments at the transition date.
     In order for a currency derivative to be eligible for hedge accounting treatment (cash flow hedge or fair value hedge), its hedging role must be defined and documented and it must be seen to be effective for the entirety of its period of use. Fair value hedges allow companies to protect themselves against exposure to changes in fair value of their assets, liabilities or firm commitments. Cash flow hedges allow companies to protect themselves against exposure to changes in future cash flows (for example, revenues generated by the company’s assets).
     The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for as follows:
—	For derivatives treated as cash flow hedges, changes in their fair value are accounted for in shareholders’ equity and then reclassified to income (cost of sales) when the hedged revenue is accounted for. The ineffective portion is recorded in other financial income (loss).

—	For derivatives treated as fair value hedges, changes in their fair value are recorded in the income statement where they offset the changes in fair value of the hedged assets, liabilities and firm commitments.
     In addition to derivatives used to hedge firm commitments documented as fair value hedges, from April 1, 2005 onwards, the Group has designated and documented highly probable future streams of revenue with respect to which the

Group has entered into hedge transactions. The corresponding derivatives are accounted for in accordance with the requirements governing cash flow hedge accounting.
     Derivatives related to commercial bids are not considered eligible for hedge accounting treatment and are accounted for as trading financial instruments. Changes in fair values of such instruments are included in the income statement in cost of sales (in the business segment “other”).
     Once a commercial contract is effective, the corresponding firm commitment is hedged with a derivative treated as a fair value hedge. Revenues made pursuant to such a contract are then accounted for, throughout the duration of the contract, using the spot rate prevailing on the date on which the contract was effective, insofar as the exchange rate hedging is effective.
(f) Research and development expenses
     In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:
—	development costs, which are capitalized as an intangible asset when they strictly comply with the following criteria:
.	the project is clearly defined, and the costs are separately identified and reliably measured;

.	the technical feasibility of the project is demonstrated;

.	the intention exists to finish the project and use or sell the products created during the project;

.	a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated; and

.	adequate resources are available to complete the project.
These development costs are amortized over the estimated useful life of the projects concerned.

Specifically for software, useful life is determined as follows:
.	in case of internal use : over its probable service lifetime,

.	in case of external use : according to prospects for sale, rental or other forms of distribution.
The amortization of capitalized development costs begins as soon as the product in question is released. Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.
—	customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), are included in work in progress on construction contracts.
     With regard to business combinations, Alcatel allocates a portion of the purchase price to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, Alcatel may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.
     The fair value of in-process research and development acquired in business combinations is based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, and the project’s risks.
     The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Future net cash flows from such projects are based on management’s estimates of such projects’ cost of sales, operating expenses and income taxes.
     The value assigned to purchased in-process research and development is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.
     Such value is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.
     Capitalized development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination) are generally amortized over 3 to 7 years.

     Impairment tests are carried out, using the methods described in the following paragraph.
(g) Goodwill, intangible assets and property, plant and equipment
     In accordance with IAS 16 “Property, Plant and Equipment” and with IAS 38 “Intangible Assets”, only items whose cost can be reliably measured and for which future economic benefits are likely to flow to the Group are recognized as assets.
     In accordance with IAS 36 “Impairment of Assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal.
     In the event that the recoverable value is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).
     Goodwill
     Since transition to IFRSs, goodwill is no longer amortized in accordance with IFRS 3 “Business Combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over a period, determined on a case-by-case basis, not exceeding 20 years.
     Each goodwill item is tested for impairment at least annually during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s business divisions with the business divisions’ net asset carrying value (including goodwill). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value. The discount rate used was the Group’s weighted average cost of capital of 10.8% for 2004 and 9.5% for 2005 and for the first six months of 2006. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, before-tax rates applied to before-tax cash flows. A single discount rate has been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each business division. Further impairment tests are carried out if events occur indicating a potential impairment. Goodwill impairment losses cannot be reversed.
     Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.
     Intangible assets
     Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, primarily software-related costs. Intangible assets are generally amortized on a straight-line basis over a 3 to 7 year period. However, software amortization methods can be adjusted to take into account how the product is marketed. Amortization and impairment losses are accounted for in the income statement under cost of sales, research and development expenses or administrative and selling expenses, depending on the designation of the asset. No intangible assets are considered to have indefinite useful lives. All intangible assets, with the exception of goodwill, are amortized over their estimated useful lives.
     Property, plant and equipment
     Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any impairment losses. Depreciation expense is generally calculated over the following useful lives:

Industrial buildings, plant and equipment
. buildings for industrial use	20 years
. infrastructure and fixtures	10-20 years
. equipment and tools	5-10 years
. small equipment and tools	3 years
Buildings for administrative and commercial use	20-40 years
     Depreciation expense is determined using the straight-line method.
     Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with ownership of the asset to the Group (tenant) are capitalized.

     Residual value, if considered to be significant, is included when calculating the depreciable amount. Property, plant and equipment are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.
     Depreciation and impairment losses are accounted for in the income statement under cost of sales, research and development costs or administrative and selling expenses, depending on the nature of the asset.
(h) Non-consolidated investments and other non-current financial assets
     In accordance with IAS 39 “Financial Instruments : Recognition and Measurement”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in shareholders’ equity. When objective evidence of impairment of a financial asset exists (for instance, a significant or prolonged decline in the value of an asset), an irreversible impairment loss is recorded. This loss can only be released upon the sale of the securities concerned.
     Loans are measured at amortized cost. Loans may suffer impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying amount and recoverable value is recognized in the income statement and can be reversed if recoverable value rises in the future.
     The portfolio of non-consolidated securities and other financial assets is examined at each quarter-end to detect any objective evidence of impairment. When this is the case, an impairment loss is recorded. Impairment losses on securities accounted for at quarter-ends are considered definitive and are not reversed before disposal of the securities.
(i) Inventories and work in progress
     Inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted average price basis.
     Net realizable value is the estimated sales revenue for a normal period of activity less expected selling costs.
(j) Treasury stock
     Treasury shares owned by Alcatel or its subsidiaries are valued at their cost price and are deducted from shareholders’ equity. Proceeds from the sale of such shares are included directly in shareholders’ equity and have no impact on the income statement.
(k) Pension and retirement obligations and other employee and post-employment benefit obligations
     Post-employment benefits:
     In accordance with the laws and practices of each country, the Group participates in employee benefit plans.
     For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision is made. Provisions for defined benefit plans and other long-term employee benefits are determined as follows:
—	using the Projected Unit Credit Method (with projected final salary), each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to calculate the final obligation. Actuarial assumptions such as mortality rates, rates of employee turnover and projection of future salary levels are used to calculate the obligation;

—	using the “corridor” method, only actuarial gains and losses in excess of either 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets, whichever is greater, are recognized over the expected average remaining working lives of the employees participating in the plan.
     The expense resulting from the change in net pension and other post-retirement obligations is recorded in income (loss) from operating activities or in other financial income (loss) depending upon the nature of the underlying obligation.
     The Group has decided not to adopt the new option provided for in IAS 19 “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” that allows the full amount of actuarial gains and losses to be recorded directly in shareholders’ equity.
     Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date have been recorded in shareholders’ equity. The corridor method has been applied starting January 1, 2004.

     Certain other post-employment benefits such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for long service particularly in French and German companies), are also recognized as provisions, which are determined by means of an actuarial calculation similar to the one used for retirement provisions.
     The accounting treatment used for employee stock options is detailed in note 1w below.
(l) Provisions for restructuring and restructuring costs
     Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date of the Group’s financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, and other costs linked to the closure of facilities. Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories and work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs.
     The amounts reserved for anticipated severance payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in other financial income (loss).
(m) Financial debt – compound financial instruments
     Some financial instruments contain both a liability and an equity component. This is the case with the bonds issued by the Group in 2003 (“Oceane – Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes”, bonds that can be converted into or exchanged for new or existing shares) and in 2002 (“Orane – Obligation Remboursable en Actions Nouvelles ou Existantes”, notes mandatorily redeemable for new or existing shares). The different components of these instruments are accounted for in shareholders’ equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.
     The component classified as a financial liability is valued on the issuance date at present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in shareholders’ equity results from the difference between the debt issue amount and the financial liability component.
(n) Deferred taxation
     Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in shareholder’s equity or in net income (loss) for the year in which the tax rate change is enacted.
     Deferred tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.
     To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:
—	existence of deferred tax liabilities

—	forecasts of future tax results,

—	the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future,

—	historical data concerning recent years’ tax results, and

—	if required, tax planning strategy, such as the planned disposal of undervalued assets.
(o) Revenues
     Revenues include net sales and service revenues from the Group’s principal business activities, net of value added taxes (VAT), income due from licensing fees and from income grants, net of VAT.
     Revenue is recognized when the company has transferred the significant risks and rewards of ownership of a product to the buyer.
     Revenue is measured at the fair value of the consideration received or to be received. Where a deferred payment has a significant impact on the calculation of fair value, it is accounted for by discounting future payments. Product rebates or quantity discounts are deducted from revenues with the exception of promotional activities giving rise to free products, which are accounted for in cost of sales and provided for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, or IAS 11 “Construction Contracts”.
     In general, the Group recognizes revenue from the sale of goods and equipment when persuasive evidence of an arrangement with its customer exists, delivery has occurred, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements where the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.
     Under IAS 11, construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and network build-outs with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in cost of sales. If uncertainty exists regarding customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Under IAS 11, changes in provisions for penalties for delayed delivery or poor contract execution are reported in revenues and not in cost of sales.
     Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings, are determined on a contract-by-contract basis. If the amount is positive, it is included as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is included as a liability under “amount due to customers on construction contracts”.
     For revenues generated from licensing, selling or otherwise marketing software solutions, the Group recognizes revenue generally upon delivery of the software and on the related services as and when they are performed, in application of the principles described above. For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, providing the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, revenue is deferred and recognized ratably over the service period. For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.
     For product sales made through retailers and distributors, revenue is recognized upon shipment to the distribution channel, assuming all other revenue recognition criteria have been met. Such sales are not contingent on the distributor selling the product to third parties, as the distribution contracts contain no right of return.
     The Group accrues warranty costs, sales returns and other allowances based on contract terms and its historical experience.
(p) Income (loss) from operating activities
     We have considered it relevant to the understanding of the company’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.
     This subtotal, named “Income (loss) from operating activities before restructuring, share-based payment, impairment of capitalized development costs and gain (loss) on disposal of consolidated entities”, excludes those elements that have little predictive value due to their nature, frequency and/or materiality.
     Those elements can be divided in two categories :
—	Elements that are both very infrequent and material, such as a major impairment of an asset (as the impairment of capitalized development costs accounted for in 2004 following our decision to stop a specific product line), a disposal of investments (as the capital gain related to the Space business accounted for in 2005) or the settlement of a litigation.

—	Elements that are by nature unpredictable in their amount and /or in their frequency, if they are material. We consider that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other. It is for instance the case for our restructuring charges due to the dramatic changes from one period to the other. It is also the case for share-based payments, as their value is determined based, in part, upon the volatility and the price of the company’s shares and as, for example, in any given year we may make substantially increased share-based payments in the context of the acquisition of a business, due to the fact that it is Alcatel’s practice to convert outstanding options of the acquired business into options for Alcatel shares.
     Share-based payments were also isolated in 2005 and 2004 due to the fact that this type of expense was not yet recognized in other generally accepted accounting standards used by some of our main competitors. In view of the relative lack of materiality of these payments and the evolution of the other accounting standards towards the same principle as is applied under IFRS, we will not continue this presentation in the future, starting with the year 2006: share-based payments will no longer be isolated, but will be allocated by function.
     Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.
     Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.
(q) Finance costs
     This item includes interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE, other long-term debt (including lease-financing liabilities), and all cash assimilated items (cash, cash equivalents and marketable securities).
     Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.
(r) Structure of consolidated balance sheet
     Most of the Group’s activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (inventories and work in progress and trade receivables and related accounts) and current liabilities (provisions, customers’ deposits and advances, trade payables and related accounts) without distinction between the amounts due within one year and those due after one year.
(s) Financial instruments and derecognition of financial assets
     Financial instruments
     The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.
     The accounting policies applied to currency hedge-related instruments are detailed in note 1e.
     Financial instruments for interest rate hedges are subject to fair value hedge accounting. Financial liabilities hedged using interest rate swaps are measured at the fair value of the obligation linked to interest rate movements. Fair value changes are recorded in the income statement for the year and are offset by equivalent changes in the interest rate swaps for the effective part of the hedge.
     Derecognition of financial assets:
     A financial asset as defined under IAS 32 “Financial Instruments : Disclosure and Presentation” is either totally or partially derecognized (removed from the balance sheet) when the Group expects no further cash flow to be generated by it and retains no control of the asset or transfers substantially all risks and rewards attached to it.
     In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition, on the basis that risk of late payment is considered marginal.
     The amount of receivables sold without recourse is given in note 12.

(t) Cash and cash equivalents
     In accordance with IAS 7 “Cash Flow Statements”, cash and cash equivalents in the consolidated statements of cash flows includes cash (cash funds and term deposits) and cash equivalents (short-term investments that are very liquid and readily convertible to known amounts of cash and are only subject to negligible changes of value). Cash and cash equivalents in the statement of cash flows does not include investments in listed securities, investments with an initial maturity date exceeding three months and without an early exit clause, or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.).
     Bank overdrafts are considered as financing and are also excluded from cash and cash equivalents.
     Cash and cash equivalents in the balance sheet correspond to the cash and cash equivalents defined above.
(u) Marketable securities
     Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments : Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as at fair value through profit or loss, changes in fair value are recorded in the income statement (in other financial income (loss)). For available-for-sale securities, changes in fair value are recorded in shareholders’ equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.
     Further to the publication of the “Fair Value Option” amendment to IAS 39 “Financial Instruments : Recognition and Measurement”, effective from January 1, 2006, certain marketable securities previously included in the category of financial assets at fair value through profit or loss are now designated as financial assets available for sale. The impact of this change, had it been applied in 2005, is presented in note 7 – Financial income (loss), and in the consolidated statement of changes in shareholders’ equity of this document.
(v) Customer financing
     The Group undertakes two types of customer financing:
—	financing relating to the operating cycle and directly linked to actual contracts ;

—	longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.
     The first category of financing is accounted for in current assets. Changes in net loans receivable are presented in net change in current assets of the consolidated statement of cash flows.
     The second category of financing is accounted for in other non-current financial assets, net. Changes in net loans receivable are included in cash flows from investing activities (decrease/increase in loans and other non-current financial assets) in the consolidated statement of cash flows.
     Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments.
(w) Stock options
     In accordance with the requirements of IFRS 2 “Share-based Payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date. It is accounted for in additional paid-in capital (credit) at grant date, with a counterpart in deferred compensation (debit) (also included in additional paid-in capital). During the vesting period, deferred compensation is amortized in the income statement (in the caption “share-based payments”).
     Stock option fair value is calculated using the Cox-Ross-Rubinstein binomial model. This model permits to take into consideration the option’s characteristics, such as exercise price and expiry date, market data at the time of acquisition such as the interest rate on risk-free securities, share price, volatility and expected dividends, and behavioral factors of the beneficiary, such as expected early exercise.
     Only options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for according to IFRS 2.

     The impact of applying IFRS 2 on net income (loss) is accounted for in share-based payments (stock option plans) in the income statement.
     Outstanding stock options at the acquisition date of a company acquired in a business combination are usually converted into options to purchase Alcatel shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of stock options acquired at the time of acquisition is accounted for in the caption “additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity (included in additional paid-in capital). The counter value of these two amounts, equivalent to the fair value of vested options, is taken into account in the acquisition price allocation.
     Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the acquisition date are accounted for as described above.
(x) Assets held for sale and discontinued operations
     A non-current asset or disposal group (group of assets or a cash generating unit) is considered as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for sale and its sale must be highly probable. These assets or disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.
     A discontinued operation is a separate major line of business or geographical area of operations for the Group that is either being sold or is being held for sale. The net income (loss), balance sheet and statement of cash flow elements relating to such discontinued operations are presented in specific captions in the consolidated financial statements for all periods presented.
(y) Accounting standards and interpretations that have been published but are not yet effective
     As of June 30, 2006, there were no IFRS accounting standards and interpretations that had been published but were not yet effective which were applied by Alcatel earlier than the effective date. Other IFRS accounting standards and interpretations that have been published by the approval date of these financial statements but are not yet effective and for which the Group has not elected early application and that are likely to affect the Group are as follows :
—	IFRS 7 “Financial Instruments – Disclosures”, effective for annual periods beginning on or after January 1, 2007 ;

—	IAS 1 “Amendment relating to capital disclosures”, effective for annual periods beginning on or after January 1, 2007 and

—	IFRIC 8 “Scope of IFRS 2”, effective for annual periods beginning on or after May 1, 2006.
     The Group is currently assessing the potential impact that application of these standards and interpretations will have on consolidated net income (loss), financial position, changes in cash and cash equivalents and notes to the consolidated financial statements. At this stage, we do not anticipate any significant impact for the Group.
(z) Unaudited condensed interim consolidated financial statements
     Seasonal nature of activity
     Interim revenues and income (loss) from operating activities are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. The impact of this seasonality varies from year to year. Pursuant to the IFRS accounting principles, interim net sales are accounted for under the same principles as year-end net sales; that is, in the period in which they are achieved.
     Income tax
     For interim financial statements, the income tax charge (current and deferred) is calculated by applying the estimated effective annual tax rate for the year under review to net income for the period for each entity or tax grouping. Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that those assets will be realized in the future.
Note 2
Principal uncertainties regarding the use of estimates
     The preparation of consolidated financial statements in accordance with IFRSs implies that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. However, subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the value of the Group’s assets, liabilities, shareholders’ equity and net income (loss).

(a) Valuation allowance for inventories and work in progress
     Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.
     The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.
     Significant provisions for write-down of inventories and work in progress were accounted for in the past because of difficult market conditions and the abandonment of certain product lines. The impact of these provisions on our income before tax is a net charge of
€ 28 million for the first six months of 2006 (a net charge of € 18 million in 2005 and of € 15 million for the first six months of 2005).
     Because of the revival in the telecommunications market, our future results could continue to be positively impacted by the reversal of provisions previously made, as they were, for example, in 2004 (net gain of € 20 million).
(b) Impairment of customer receivables and loans
     An impairment loss is recorded for customer receivables and loans if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables were € 221 million at June 30, 2006 (€ 228 million at December 31, 2005 and € 260 million at June 30, 2005). The impact of impairment losses for customer receivables and loans on income before tax is a net gain of € 5 million for the first six months of 2006 (a net gain of € 25 million in 2005 and € 28 million for the first six months of 2005).
     Impairment losses on customer loans and other financial assets (assets essentially relating to customer financing arrangements) were € 887 million at June 30, 2006 (€ 897 million at December 31, 2005 and € 918 million at June 30, 2005). The impact of these impairment losses on income before tax is a net gain of € 2 million for the first semester 2006 (a net gain of € 25 million in 2005 and € 4 million for the first six months of 2005).
(c) Capitalized development costs, goodwill and other intangible assets
     The criteria for capitalizing development costs are set out in note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned.
     The Group must therefore evaluate the commercial and technical feasibility of these projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.
     The Group also has intangible assets acquired for cash or through business combinations and the goodwill resulting from such combinations.
     As indicated in note 1g, in addition to the annual goodwill impairment tests, timely impairment tests are carried out in the event of indications of reduction in value of intangible assets held. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. A change in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment loss previously recorded.
     Net goodwill is € 3,735 million at June 30, 2006 (€ 3,772 million at December 31, 2005 and € 3,896 million at June 30, 2005). Other intangible assets, net were € 875 million at June 30, 2006 (€ 819 million at December 31, 2005 and € 808 million at June 30, 2005). The annual impairment test for goodwill (note 1g) was performed during the second quarter of 2006 and resulted in no goodwill impairment being recorded as of June 30, 2006.
(d) Impairment of property, plant and equipment
     In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use and its fair value less costs to sell) (see note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

     The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. No significant impairment losses have been recorded either for the first semester 2006 or for 2005.
     When determining recoverable value of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.
(e) Provision for warranty costs and other product sales reserves
     Provisions are recorded for warranties given to customers on our products or for expected losses and for penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that will be effectively paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.
     Product sales reserves represent € 653 million at June 30, 2006, of which € 151 million relate to construction contracts (see note 12)
(€ 753 million and € 173 million respectively at December 31, 2005). For further information on the impact on net income (loss) of the change in these provisions, see notes 12 and 15.
(f) Deferred taxes
     Deferred tax assets relate primarily to tax loss carry forwards and to deductible temporary differences between reported amounts and the taxes bases of assets and liabilities. The assets relating to the tax loss carry forwards are recognized if it is probable that the Group will dispose of future taxable profits against which these tax losses can be set off.
     At June 30, 2006, deferred tax assets were € 1,670 million (of which € 795 million relate to the United States and € 401 million to France). Evaluation of the Group’s capacity to utilize tax loss carry forwards relies on significant judgment. The Group analyzes the positive and negative elements to conclude as to the probability of utilization in the future of these tax loss carry forwards, which also consider the factors indicated in note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.
     If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).
(g) Pension and retirement obligations and other employee and post-employment benefit obligations
     As indicated in note 1k, the Group participates in defined contribution and defined benefit plans for employees. Furthermore, certain other post-employment benefits, such as life insurance and health insurance (mainly in the United States), are also reserved. All these obligations are measured based on actuarial calculations relying upon assumptions, such as the discount rate, return on plan assets, future salary increases, employee turnover and mortality tables.
     These assumptions are generally updated annually. At December 31, 2005, the weighted average discount rate was 3.95%, the weighted average future salary increase was 3.34% and the weighted average expected long-term return on assets was 4.28% (these assumptions are set forth in note 25 of the consolidated financial statements at December 31, 2005). Using the “corridor” method, only actuarial gains and losses in excess of the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets are recognized over the expected average remaining working lives of the employees participating in the plan. In accordance with the option available under IFRS 1, cumulative actuarial gains and losses at the transition date have been recognized in shareholders’ equity. The corridor method is therefore only applied as from January 1, 2004.
     The Group considers that the actuarial assumptions used are appropriate and supportable but changes that will be made to them in the future could however have a significant impact on the amount of such obligations and the Group’s net income (loss). An increase of 0.5% in the discount rate at December 31, 2005 (or a reduction of 0.5%) has a positive impact on 2005 net income of € 8 million (or a negative impact of
€ 8 million on net income). An increase of 0.5% in the assumed rate of return on plan assets for 2005 (or a reduction of 0.5%) has a positive impact on 2005 net income of € 11 million (or a negative impact of € 11 million on net income).
(h) Revenue recognition
     As indicated in note 1o, revenue is measured at the fair value of the consideration received or to be received when the company has transferred the significant risks and rewards of ownership of a product to the buyer.

     For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can however occur throughout the life of the contract, which can have significant impacts on future net income (loss).
     For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, providing the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence to determine the fair value of the various elements of the arrangement. Determination of the fair value of the various elements of the arrangement relies also on estimates, which if they would have to be corrected, would have an impact on revenues and net income (loss).
     In the context of the present telecommunications market, it can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see note 2b above).
Note 3
Changes in consolidated companies
     The main changes in consolidated companies for the first six months of 2006 are as follows:
•	On January 27, 2006, Alcatel acquired a 27.5% stake in 2Wire, a pioneer in home broadband network solutions, for a purchase price of USD 122 million in cash. This company is consolidated under the equity method and its contribution to Alcatel’s first semester 2006 net income is not significant.

•	On April 2, 2006, Alcatel and Lucent Technologies announced that they had entered into a definitive merger agreement to create the first truly global communications solutions provider.

The boards of directors of both companies have approved the transaction. Under the terms of the agreement, Lucent shareholders will receive 0.1952 of an ADS (American Depositary Share) representing ordinary shares of Alcatel (as the combined company) for every common share of Lucent that they currently hold. Upon completion of the merger, Alcatel shareholders will own approximately 60 % of the combined company and Lucent shareholders will own approximately 40% of the combined company. The combined company’s ordinary shares will continue to be traded on the Euronext Paris and the ADSs representing ordinary shares will continue to be traded on the New York Stock Exchange.

The combined company resulting from this merger will be incorporated in France, with its headquarters located in Paris. The North American operations will be based in New Jersey, U.S.A., where global Bell Labs will remain headquartered. The board of directors of the combined company will be composed of 14 members and will have equal representation from each company, including Serge Tchuruk and Patricia Russo, five of Alcatel’s current directors and five of Lucent’s current directors. The board will also include two new independent European directors to be mutually agreed upon.

The combined company intends to form a specific U.S. subsidiary holding certain contracts with U.S. government agencies and will be subject to reinforced confidentiality and security conditions. A board of directors, comprising three independent U.S. citizens acceptable to the U.S. government, will manage separately this subsidiary.

The merger is subject to customary regulatory and governmental approvals in the United States, Europe and elsewhere (many of which have already been obtained), as well as the approval by shareholders of both companies and other customary conditions. The transaction is expected to be completed in six to twelve months from the signing of the merger agreement. Until the merger is completed, both companies will continue to operate their businesses independently.

•	During the second quarter 2006, Alcatel acquired privately-held VoiceGenie for € 30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers. The initial allocation of the cost of the business combination led to recognizing USD 13 million of depreciable intangible assets and USD 18 million of goodwill, with the net assets of this company amounting to USD 7 million at the acquisition date (of which USD 4 million of cash and cash equivalents). The contribution of this company to Alcatel’s first semester 2006 results is not significant.

•	On April 5, 2006, Alcatel announced that the Board of Directors of Thales had approved the acquisition in principle of Alcatel’s satellite subsidiaries, its railway signalling business and its integration and services activities for mission-critical systems. As a result of the issuance of the shares to Alcatel in the context of the acquisition, Alcatel would strengthen its position as the reference private shareholder of Thales, with a 21.6% stake, while Groupe Industriel Marcel Dassault would keep its 5% share and the French State would remain the majority shareholder with 27.1%. With this transaction, the industrial and commercial partnership between Alcatel and Thales would be strengthened.
The transaction would primarily consist in the contribution by Alcatel to Thales of the following assets:
1.	In the Space sector :
—	Alcatel’s 67% stake in the capital of Alcatel Alenia Space (this joint venture company, created in 2005, is the result of bringing together Alcatel’s and Finmeccanica’s assets, the latter holding a 33% stake).

—	Alcatel’s 33% share in the capital of Telespazio, worldwide leader in satellite services, whose majority stake of 67% is held by Finmeccanica.
2.	In the domain of critical systems for security :
—	The Transport Systems activities, a worldwide leader in signalling solutions for rail transport and urban metros.

—	Systems Integration activities not dedicated to telecoms operators, and covering mainly the transport and energy sectors.
The total revenues of these activities, based on 2005 accounts, amounted to approximately € 2 billion. The workforce represents approximately 11,000 people, mainly in France, Germany, Italy and Canada. All the assets concerned by the contemplated transaction are part of the Private Communications segment.

Thales would make a cash payment to Alcatel that was estimated in early April 2006 at € 0.7 billion, which would be payable upon closing the transaction. Price adjustment clauses are also foreseen.

The assets the contribution of which is envisaged have not been accounted for as assets held for sale in the unaudited condensed interim consolidated financial statements at June 30, 2006, as the criteria for classification in “assets held for sale” as defined by IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” were not met at the balance sheet date, due to the fact that the assets held for sale were not “available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets”, their sale was not “highly probable” at June 30, 2006, and that:
—	the parties involved had not signed any contract at the balance sheet date;

—	a significant part of the assets to be transferred are integral to companies that have activities that are not covered by the agreement in principle, requiring a certain reorganization to be carried out prior to the contribution (such reorganization was already in progress at June 30, 2006);

—	amendments to the shareholders’ agreement between the French State and the industrial partners (Alcatel and Dassault) were still under discussion and not yet finalized at the balance sheet date. Only an examination of the definitive shareholders’ agreement would reveal how Thales may be consolidated in Alcatel’s consolidated financial statements;

—	the transaction is subject not only to the customary anti-trust authorizations (the requests to obtain such approvals not yet having been initiated as of June 30, 2006) but also to the formal approvals of the French State, the main shareholder of Thales, of Lucent (due to the merger agreement as described above) and of our partner in the Space sector (Finmeccanica).
The main changes in consolidated companies for 2005 were as follows:
•	On March 2, 2005, Alcatel announced the acquisition of 100 % of Native Networks, a provider of carrier-class optical Ethernet transport solutions, for a purchase price of USD 55 million. The purchase price was allocated USD 20 million to depreciable intangible assets and USD 38 million to goodwill, the net assets of this company being negative USD 3 million at the acquisition (of which USD 0,3 million of cash and cash equivalents). The contribution from this company had no impact on Alcatel’s 2005 income.

•	On May 17, 2005, TCL Corp. and Alcatel announced the end of their handset partnership. Alcatel agreed to swap its 45% stake in the joint venture for TCL Communication Holdings Ltd shares (these shares are listed on the Hong Kong market).

•	On July 1, 2005, Alcatel and Finmeccanica announced the successful creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel holds 67 % and Finmeccanica 33%) and Telespazio Holding (Finmeccanica holds 67 % and Alcatel 33%). These joint ventures are consolidated using the proportionate consolidation method starting July 1, 2005.

Alcatel analyzes this transaction as a sale to Finmeccanica of 33% of Alcatel Space’s satellite industrial activity and 67% of its service activity and as an acquisition of 67% of Alenia Spazio (the industrial space systems of Finmeccanica) and of 33% of Telespazio (service activities for Finmeccanica’s space systems).

The values assigned to this transaction are € 1,530 million for Alenia Space and € 215 million for Telespazio, resulting in a gain to Alcatel on the sale before tax of € 129 million in 2005 and in goodwill of € 145 million. Alcatel received from Finmeccanica an equalization payment of € 109 million. Net cash resulting from the activities acquired and disposed of is € 15 million at the transaction date. Due to the existence of price adjustment clauses in the agreement between Alcatel and Finmeccanica, corrections could be made later to the above amounts, once the amounts of these price adjustments are known and agreed to by the parties concerned.

Proportionately consolidating the combined space activities of the two partners did not have a significant impact on Alcatel’s revenues, operating margin and total balance sheet. However, this consolidation method resulted in recognizing a deferred tax charge for 2005 of € 38 million due to the removal from the French tax consolidation of the companies transferred to the joint ventures in the context of the transaction described above.
Note 4
Information by business segment and by geographical segment
(a) Information by business segment
   (1) Revenues

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
— Fixed communications	2,636	2,211
— Mobile communications	1,915	1,747
— Private communications	1,939	1,829
— Other	1	5
— Between segments	(40)	(40)

Total	6,451	5,752

   (2) Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
— Fixed communications	243	170
— Mobile communications	137	181
— Private communications	99	93
— Other	(18)	(74)

Total	461	370

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities and excluding capital gain/loss on disposal of tangible and intangible assets (1)

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
— Fixed communications	227	162
— Mobile communications	126	175
— Private communications	87	87
— Other	(18)	(76)

Total	422	348

(1)	The principal net gain on disposal of assets recognized in the first semester of 2006 was the disposal of real estate classified in “assets held for sale” at December 31, 2005.
(b) Information by geographical segment

			Other
			Western	Rest of	Asia	North	Rest of	Conso-
	France	Germany	Europe	Europe	Pacific	America	World	lidated
	(In millions of euros)
Six months ended June 30, 2006
Revenues
— by geographical market	655	452	1,423	409	938	1,238	1,336	6,451
— by subsidiary location	2,006	658	1,260	109	754	1,249	415	6,451

Six months ended 30, 2005
Revenues
— by geographical market	759	392	1,224	425	847	823	1,282	5,752
— by subsidiary location	2,095	637	1,060	101	633	821	405	5,752
Note 5
Research and development costs

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
Research costs	30	26
Development costs	699	659

Research and development costs, net	729	685

As a percentage of revenues	11.3%	11.9%

Customer design engineering costs	108	81
Capitalized development costs	62	66

Research and development effort	899	832

As a percentage of revenues	13.9%	14.5%
     In accordance with IFRSs, development costs meeting certain criteria described in note 1f are capitalized.
     As certain capitalization criteria required by IAS 38 “Intangible Assets” could not be met for 2002 and prior years, due primarily to the lack of information systems monitoring development costs and testing their eligibility for capitalization, full retrospective application of IAS 38 at January 1, 2004 has not been possible. Such systems were put in place during 2003.
     To facilitate an analysis of the Group’s accounts and to better appreciate the ramp-up effect of the capitalization of development costs, the net capitalization impact (expenses capitalized less amortization of previously capitalized expenses) is presented in “impact of capitalization of development expenses” in the income statement and is also separately identified in the “net cash provided (used) by operating activities before changes in working capital” (impact of amortization of capitalized expenses) and in the “net cash provided (used) by investing activities” (impact of capitalization of development expenses during the period).

Note 6
Share-based payment (stock option plans)
     Only stock option plans established after November 7, 2002, and whose stock options were not yet fully vested at January 1, 2005, are accounted for according to IFRS 2 “Share-based Payment”. Those stock options that were fully vested at December 31, 2004 therefore do not result in a charge either in 2004 or in subsequent accounting periods.
     By simplification, no option cancellations (which could occur during the vesting period and as a result of employees leaving the Group) are considered when determining compensation expense for stock options granted. The accounting impact of actual option cancellations occurring during the vesting period, and as a result of employees leaving the Group, is recognized when the cancellation is made. For options cancelled before the end of the vesting period, this can mean correcting the charge, recognized in prior accounting periods, in the period following the cancellation.
     Options cancelled after the vesting period and options not exercised do not result in correcting charges previously recognized.
— Fair value of granted options
     The fair value of stock options is measured using the Cox-Ross-Rubinstein Binomial model. This allows behavioral factors governing the exercise of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period. The expected volatility is determined as being the implied volatility at the grant date.
     Assumptions for the plans representing more than 1,000,000 outstanding options are as follows:
—	expected volatility: 60 % for the 2002 and March 2003 plans, 40% for the 2004 and 2005 plans and 32% for the later plans ;

—	risk-free rate: 4.58 % for the 2002 plans, 3.84% for the March 2003 plan, 3.91% for the March 2004 plan, 3.50% for the March 2005 plan and 3.50% for the March 2006 plan ;

—	distribution rate on future income: 0 % in 2003, 2004 and 2005 and 1 % for later years.
     Based on these assumptions, the fair values of options used in the calculation of compensation expense for share-based payments are as follows:
—	2002 plans: weighted average fair value of € 2.48 ;

—	March 2003 plan with an exercise price of € 6.70 : fair value of € 3.31;

—	March 2004 plan with an exercise price of € 13.20 : fair value of € 5.06 ;

—	March 2005 plan with an exercise price of € 10.00 : fair value of € 3.72 ;

—	March 2006 plan with an exercise price of € 11.70 : fair value of € 3.77

—	Other plans have fair values between € 2.89 and € 5.08 and a weighted average fair value of € 3.86.
— Impact on net income (loss) of share-based payments resulting from stock option or stock purchase plans
     Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
Share-based payment expense	30	38

     The entire expense recognized in application of IFRS 2 concerns share-based payments. None of these transactions results in the outflow of cash.
— Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2
     Vesting conditions:
     The following rules are applicable to all plans granted in 2002, 2003, 2004, 2005 and 2006:
—	Vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48th additional options are vested if the employee remains employed by the Group.

—	Exercise period depends on countries: in some countries, stock options can be exercised as soon as they are vested; in other countries, a four-year period of inalienability exists. Whatever the beginning of the period is, stock options terminate 8 years after the grant date.

     Exceptionally, certain plans that existed in companies acquired in a business combination have been converted into Alcatel subscription stock option plans or stock purchase plans. The vesting conditions are not necessarily aligned to Alcatel’s vesting conditions.
     Conditions of settlement:
     All stock options granted are exclusively settled in shares.
     Number of options granted and change in number of options
     Stock option plans covered by IFRS 2 and the change in number of stock options generating compensation expense are:

	2002 Plans	2003 Plans		2004 Plans		2005 Plans		2006 Plans		Total
	€ 4,60 to		€ 7.60 to		€ 9.80 to		€ 8.80 to
Exercise price	5.40	€ 6.70	11.20	€ 13.20	13.10	€ 10.00	11.41	€ 11.70	€ 12.00
Exercise period
From	14/11/03	07/03/04	18/06/04	10/03/05	01/04/05	10/03/06	03/01/06	08/03/07	15/05/07
	02/12/06	07/03/07	01/12/07	10/03/08	01/12/08	10/03/09	14/11/09	08/03/10	15/05/10
To	13/11/10	06/30/11	17/06/11	09/03/12	31/03/12	09/03/13	31/01/13	07/03/14	14/05/14
	01/12/10	06/30/11	30/11/11	09/03/12	30/11/12	09/03/13	13/11/13	07/03/14	14/05/14
Outstanding at December 31, 2004	65,181	12,079,954	536,493	17,370,250	775,500	—	—			30,827,378

Granted	—	—	—	—	—	16,756,690	848,250	—	—	17,604,940
Exercised	(20,774)	(1,172,079)	(10,050)	—	(300)	—	—	—	—	(1,203,203)
Forfeited	(4,907)	(357,667)	(44,854)	(1,017,737)	(74,592)	(707,210)	(26,200)	—	—	(2,233,167)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2005	39,500	10,550,208	481,589	16,352,513	700,608	16,049,480	822,050	—	—	44,995,948

Of which could be exercised	29,189	5,809,745	271,665	7,316,197	208,096	—	—	—	—	13,634,892

Granted	—	—	—	—	—	—	—	17,009,320	122,850	17,132,170
Exercised	(824)	(1,151,896)	(31,001)	(700)	(9,990)	(139,789)	(7,558)	—	—	(1,341,758)
Forfeited	(724)	(186,651)	(58,422)	(608,244)	(31,648)	(385,926)	(32,318)	—	—	(1,303,933)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at June 30, 2006	37,952	9,211,661	392,166	15,743,569	658,970	15,523,765	782,174	17,009,320	122,850	59,482,427

Of which could be exercised	32,659	6,350,713	253,344	8,943,749	300,859	4,505,213	172,342	—	—	20,558,879

Weighted average share price at exercise date for options exercised during the first six months of 2006	12,87	11,79	11,83	11,00	11,90	12,12	12,30	—	—	11,82
Note 7
Financial income (loss)

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
Finance costs	(47)	(50)
Dividends	6	3
Provisions for financial risks	—	—
Impairment losses on financial assets (2)	(1)	(37)
Net exchange gain (loss)	(15)	2
Financial component of pension costs	(25)	(23)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (3)	15	116 (1)
Other	1	12

Other financial cost	(19)	63

Total financial income (loss)	(66)	23

(1)	As indicated in note 1u, certain marketable securities previously included in the category of financial assets at fair value through profit or loss are now designated as financial assets available for sale, further to the “Fair Value Option” amendment to IAS 39 “Financial Instruments : Recognition and Measurement”. The impact of this change on other financial income (loss) is € 10 million for the first half of 2005.

(2)	Impairment loss of € 23 million on the Avanex shares recorded in the first and second quarter of 2005 due to an unfavorable change in market price.

(3)	Net gain on disposal of Alcatel’s stake in Nexans for € 69 million during the first quarter of 2005 and net gain on disposal of Mobilrom shares for € 45 million during the second quarter of 2005.

Note 8
Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale
     Discontinued operations for the first six months of 2006 and 2005 are as follows:
—	In the first six months of 2006 and 2005: no discontinued operations. Initial capital gain (loss) on discontinued operations that were sold in 2004 was adjusted in the first six months of 2006 and 2005 due to the changes in ongoing legal proceedings related to these disposals.
     Other assets held for sale concern real estate property sales in progress at June 30, 2006, June 30, 2005 and December 31, 2005.
Income statement

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
Income (loss) on discontinued operations	14	(15)

Balance sheet

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
Assets of disposal groups	—	—
Other assets held for sale	67	59

Assets held for sale	67	59

Liabilities related to disposal groups held for sale	—	—

     Income statements of discontinued operations for the first semester of 2005 and 2006 in accordance with IFRSs are as follows:

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
(In millions of euros)
Net sales	—	—
Cost of sales	—	—

Gross profit	—	—
Administrative and selling expenses	—	—
Research and development costs	—	—
Other operating income (loss)	—	—
Net capital gain (loss) on disposal of consolidated entities	14	(15)

Income (loss) from operating	14	(15)

Financial income (loss)	—	—

Income (loss) from discontinued operations	14	(15)

     The cash flows of discontinued operations in accordance with IFRSs are as follows:

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
Net income (loss)	14	(15)
Net cash provided (used) by operating activities before changes in working capital	(10)	—
Other net increase (decrease) in net cash provided (used) by operating activities	—	—

Net cash provided (used) by operating activities (1)	(10)	—
Net cash provided (used) by investing activities (2)	12	14
Net cash provided (used) by financing activities (3)	—	—

Total (1) + (2) + (3)	2	14

Note 9
Income tax

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
Current income tax (charge) benefit	(42)	(11)
Deferred income tax (charge) benefit, net	(14)	87

Income tax (charge) benefit	(56)	76

     Based on forecast tax results of different subsidiaries in the Group, net deferred tax assets of € 87 million were recorded during the first semester of 2005 mainly in Europe and North America.
     The current income tax charge of € 42 million for the first semester 2006 (of which € 33 million for the second quarter 2006) relates to changes in provisions for tax litigation, and to countries in which the Group has no tax loss carry forwards.
Note 10
Earnings per share
(a) Number of shares comprising the capital stock

Number of
June 30, 2006	Shares
Number of ordinary shares issued (share capital)	1,430,777,113
Treasury shares	(58,246,911)

Number of shares in circulation	1,372,530,202

Weighting effect of share issues for stock options exercised	(866,021)
Weighting effect of treasury shares	(303,448)
Weighting effect of share issues in respect of business combinations	—

Number of shares used for calculating basic earnings per share	1,371,360,733

Number of
June 30, 2005	Shares
Number of ordinary shares issued (share capital)	1,306,565,122
Number of ORANE to be issued	120,778,519

Treasury shares	(59,362,091)

Number of shares in circulation	1,367,981,550
Weighting effect of share issues for stock options exercised	(648,602)
Weighting effect of treasury shares	(247,974)
Weighting effect of share issues in respect of business combinations	—

Number of shares used for calculating basic earnings per share	1,367,084,974

Number of
December 31, 2005	Shares
Number of ordinary shares issued (share capital)	1,428,541,640
Treasury shares	(58,920,710)
Number of shares in circulation	1,369,620,930
Weighting effect of share issues for stock options exercised	(1,223,804)
Weighting effect of treasury shares	(402,473)
Weighting effect of share issues in respect of business combinations	—

Number of shares used for calculating basic earnings per share	1,367,994,653

(b) Earnings per share calculation

	Net income (loss)		Per share
Six months ended June 30, 2006	(in millions of euros)	Number of shares	amount
Basic earnings per share, attributable to the equity holders of the parent	284	1,371,360,733	€0.21
Stock option plans	—	9,737,288	—
Convertible bonds	—	—	—

Diluted earnings per share, attributable to the equity holders of the parent	284	1,381,098,021	€0.21

     Ordinary shares:
     Consolidated subsidiaries of the Group owned 58,550,359 Alcatel ordinary shares and no share equivalents at June 30, 2006.
     Shares subject to future issuance:
     The number of stock options not exercised as of June 30, 2006 amounted to 142,674,291 shares. Only 9,737,288 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
     Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Net income (loss)		Per share
Six months ended June 30, 2005	(in millions of euros)	Number of shares	amount
Basic earnings per share, attributable to the equity holders of the parent	320	1,367,084,974	€0.23
Stock option plans	—	8,520,830	—
Convertible bonds	—	—	—

Diluted earnings per share, attributable to the equity holders of the parent	320	1,375,605,804	€0.23

     Ordinary shares:
     Consolidated subsidiaries of the Group owned 59,610,065 Alcatel ordinary shares and no share equivalents at June 30, 2005.
     Shares subject to future issuance:
     The number of stock options not exercised as of June 30, 2005 amounted to 154,549,981 shares. Only 8,520,830 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
     Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.
Note 11
Other assets and liabilities

			December 31,
Other assets	June 30, 2006		2005
	(In millions of euros)
Other current assets	839		827
Other non-current assets	160	(1)	468 (1)

Total	999		1,295

Of which:
Other currency derivatives	158		105
Interest-rate derivatives	96		178
Other current and non current assets	745		1,012

		December 31,
Other liabilities	June 30, 2006	2005
Other current liabilities	1,660	1,931
Other non-current liabilities	279	295

Total	1,939	2,226

Of which:
Other currency derivatives	98	128
Interest-rate derivatives	69	71
Other current and non current liabilities	1,772	2,027

(1)	The carry-back receivable that was sold in 2002 (see note 18) and that was due after one year at December 31, 2005 and at June 30, 2005 and thus classified in other non-current assets is now presented in the balance sheet caption “current income taxes”.

Note 12
Operating working capital

	June 30,	December 31,
	2006	2005
	(In millions of euros)
Inventories and work in progress, net	1,722	1,438
Trade receivables and related accounts, net	2,881	3,420
Advances and progress payments	126	124
Advances and customer deposits	(970)	(1,144)
Accounts payable and accrued expenses	(3,675)	(3,755)
Amounts due from customers on construction contracts	1,103	917
Amounts due to customers on construction contracts	(111)	(138)
Currency derivatives related to on working capital	—	—

Operating working capital — net	1,076	862

			Change in	Translation
	December 31,	Cash	consolidated	adjustments	June 30,
	2005	Flow	companies	and other	2006
	(In millions of euros)
Inventories and work in progress (1)	2,113	363	22	(53)	2,445
Trade receivables and related accounts (1)	4,348	(272)	5	(141)	3,940
Advances and progress payments	124	4	—	(2)	,126
Advances and customer deposits (1)	(1,144)	169	—	5	(970)
Trade payable and related accounts	(3,755)	4	(5)	81	(3,675)

Operating working capital — gross	1,686	268	22	(110)	1,866

Product sales reserve — construction contracts (1)	(173)	—	(4)	26	(151)
Impairment losses	(651)	—	(11)	23	(639)

Operating working capital — net	862	268	7	(61)	1,076

(1)	Including amounts relating to construction contracts presented in the balance sheet captions “amounts due from/to customers on construction contracts”.
Amount of receivables sold without recourse
Balances

	June 30,	December 31,
	2006	2005
	(In millions of euros)
Receivables sold without recourse (1)	846	999

(1)	See accounting policies in note 1s.
Changes in receivables sold without recourse

	Six months	Six months
	ended June 30,	ended June 30,
	2006	2005
	(In millions of euros)
Impact on cash flows from operating activities	(153)	(109)

Note 13
Share in net assets of equity affiliates and joint ventures
(a) Share in net assets of equity affiliates

	Percentage owned		Value
	June 30,	December	June 30,	December
	2006	31, 2005	2006	31, 2005
			(In millions of euros)
Thales (1)	9.5%	9.5%	355	334
Draka Comteq BV (2)	49.9%	49.9%	122	127
2Wire (3)	27.5%	—	93	—
Other (less than € 50 million)	—	—	110	145

Share in net assets of equity affiliates			680	606

(1)	Although Alcatel only has a 9.5% stake in Thales, Alcatel is nevertheless the largest private shareholder of this group, with three seats on Thales’ Board of Directors. Due to the Group’s continuing significant influence on this company, Alcatel still accounts for Thales using the equity method. At June 30, 2006, Alcatel’s stake was 9.5% (12.8% in voting rights).

In view of the timing of the publication of Thales’ financial statements, and as this equity affiliate is listed on a securities exchange, the Group’s share of net income (loss) is calculated based on the most recently published financial statements under IFRSs. It does not therefore include, due to the rules of communication applicable to listed companies, any possible non-published information between two publication dates that may have been obtained by the directors representing Alcatel on the Thales Board of Directors. The Group’s share of net income (loss) accounted for during the first semester 2006 corresponds to Thales’ results for the second half of 2005 and first half of 2006.

(2)	Under the agreement, dated July 2, 2004, between Alcatel and Draka Holding BV concerning the business combination of the optical fiber and communication cable activities of the two groups, a new company Draka Comteq BV was created. Alcatel owns 49.9% of this new company, which is consolidated under the equity method beginning July 1, 2004.

(3)	During the first quarter 2006, Alcatel acquired a 27.5% stake in 2Wire (see note 3).
     Alcatel’s share in the market capitalization of listed equity affiliates is as follows:

	June 30,	December 31,
	2006	2005
	(In millions of euros)
Thales	497	624

(b) Change in share of net assets of equity affiliates

		Twelve month
	Six month period	period ending
	ending June 30,	December 31,
	2006	2005
	(In millions of euros)
Carrying amount at the beginning of the period	606	604

Change in equity affiliates	82	(16)
Share of net income (loss)	21	(14)
Net effect of exchange rate changes	(9)	28
Other changes	(20)	4

Carrying amount at the end of the period	680	606

Note 14
Compound instruments (ORANE and OCEANE)

	ORANE (1)		OCEANE
	June 30,	December 31,	June 30,	December 31,
	2006	2005	2006	2005
		(In millions of euros)
Balance sheet
Capital stock	—	—	—	—
Additional paid-in capital	—	—	—	—
Reserves (prepaid interest)	—	—	—	—
Reserves (equity component)	—	—	115	126

Shareholders’ equity	—	—	115	126

Convertible bonds — due after one year	—	—	907	901
Convertible bonds — due within one year (interest paid and payable)	—	—	24	48

Financial debt	—	—	931	949

Income statement
Finance costs relating to gross debt	—	—	(35)	(68)

(1)	The notes were entirely redeemed on December 23, 2005 by the issuance of 120,769,959 shares.
Note 15
Provisions
(a) Balance at closing

	June 30,	December
	2006	31, 2005
	(In millions of euros)
Provisions for product sales	502	580
Provisions for restructuring	301	417
Provisions for litigation	123	130
Other provisions	494	494

Total	1,420	1,621

* Of which : portion expected to be used within one year	884	1,024
portion expected to be used after one year	536	597
(b) Change during the first six months ended June 30, 2006

					Change in
	December	Appropria-			consolidated		June 30,
	31, 2005	tion	Utilization	Reversals	companies	Other	2006
	(In millions of euros)
Provisions for product sales (a)	580	153	(128)	(83)	2	(22)	502
Provisions for restructuring	417	73	(140)	(45)	—	(4)	301
Provisions for litigation	130	4	(8)	(2)	—	(1)	123
Other provisions	494	44	(23)	(9)	—	(12)	494

Total	1,621	274	(299)	(139)	2	(39)	1,420

Effect on the income statement:
— Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities		(188)		87			(101)
— restructuring costs		(72)		45			(27)
— other financial income (loss)		(3)		1			(2)
— income taxes		(11)		6			(5)
— income (loss) from discontinued operations and gain/(loss) on disposal of consolidated entities		—		—			—

Total		(274)		139			(135)

(a)	Excluding provisions for product sales on construction contracts which are now accounted for in amounts due to/from customers on construction contracts (see note 12).

     At June 30, 2006, contingent liabilities exist with regard to ongoing tax disputes. Neither the financial impact nor the timing of any outflows of resources that could result from an unfavorable outcome of these disputes can be estimated at present. Nevertheless, the Group is confident in the favorable outcome of these ongoing disputes.
(c) Analysis of restructuring provisions

	June 30,	December
	2006	31, 2005
	(In millions of euros)
Opening balance	417	692

Utilization during period	(140)	(414)
New plans and adjustments to previous estimates (1)	28	132
Effect of acquisition (disposal) of consolidated subsidiaries	—	(7)
Cumulative translation adjustments and other changes	(4)	14

Closing balance	301	417

(1)	Total restructuring costs were € 31 million for the first semester of 2006 (€ 110 million for 2005), representing an allowance of asset impairment losses of € 4 million (reversal of € 11 million for the year 2005) and € 27 million (€ 121 million for the year 2005) of new restructuring plans and adjustments to previous plans. In addition, a finance cost of € 1 million for the first semester 2006, and € 11 million for 2005, related to reversing the discount element included in provisions, was recorded in other financial income (loss).
     For 2005, the costs relate primarily to restructuring plans in Western Europe (Germany, Spain, France).
Note 16
Financial debt

		December
	June 30, 2006	31, 2005
	(In millions of euros)
Marketable securities, net	719	640
Cash and cash equivalents	3,781	4,510

Cash, cash equivalent and marketable securities	4,500	5,150

(Convertible and other bonds — long-term portion)	(2,141)	(2,393)
(Other long-term debt)	(160)	(359)
(Current portion of long-term debt)	(1,244)	(1,046)

(Financial debt, gross)	(3,545)	(3,798)

Derivative interest rate instruments — other current and non-current assets	29	178
Derivative interest rate instruments — other current and non-current liabilities	(4)	(71)

Cash net (financial debt net)	980	1,459

(a) Bonds
     Balances at December 31, 2005 and at June 30, 2006 :

		Changes
		during the
	December 31,	1st semester	June 30,
	2005	2006	2006
	(In millions of euros)
Remaining amounts to be reimbursed
Zero-rate coupon due June 2006	37	(37)	—
7% EUR due December 2006	426	(25)	401
5.625% EUR due March 2007	154	—	154
4.375% EUR due February 2009	859	(54)	805
Oceane 4,75% due January 2011	1,022	—	1,022
6.375% EUR due April 2014	462	—	462

Sub-total	2,960	(116)	2,844

Equity component of Oceane	(126)	11	(115)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	27	(56)	(29)

Bonds	2,861	(161)	2,700

     Changes during the first six months of 2006:
          — Repurchases:
Certain bonds were subject to buy-back and cancellation in the first half of 2006, amounting to €81 million and corresponding to a nominal value of €79 million, detailed as follows:

Repurchased bonds	Nominal value repurchased
7.00% EUR due December 2006	€24,810,000
4.375% EUR due February 2009	€54,166,000
The difference between the repurchased amount and the nominal value, corresponding to a charge of €2 million, was included in other financial income (expense).
Changes in 2005:
          — Repurchases
Certain bonds were subject to buy-back and cancellation in 2005, amounting to €291 million and corresponding to a nominal value of €280 million, detailed as follows :

Repurchase bonds	Nominal value repurchased
5.875% EUR due September 2005	€51,627,000
Zero-rate coupon due June 2006	€4,838,724
5.625 % EUR due March 2007	€150,925
7.00% EUR due December 2006	€72,603,000
4.375% EUR due February 2009	€150,676,000
The difference between the repurchased amount and the nominal value, corresponding to a charge of €11 million, was included in other financial income (expense).
          — Repayments
The balance of the bonds carrying interest at 5.875% was repaid in September 2005 for a residual nominal amount of €524.7 million.
(b) Credit rating
     At July 26, 2006, Alcatel credit ratings were as follows:

	Long-term	Short-term		Last update of	Last update of
Rating Agency	Debt	Debt	Outlook	the rating	the outlook
Moody’s	Ba1	Not Prime	Under review,	April 11, 2005	April 3, 2006
negative
implication
Standard & Poor’s	BB	B	Under	November 10, 2004	March 24, 2006
observation
Negative
     Moody’s : On April 3, 2006, Moody’s put Alcatel’s credit rating under review in view of a possible downgrading of its long-term debt rating (Ba1). This action followed Alcatel’s confirmation of discussions with Lucent Technologies regarding a possible merger and was motivated by the strategic and operational changes along which such a merger could lead Alcatel. The ratings themselves (Ba1 and NP) remain unchanged.
     Standard & Poor’s : On March 10, 2006, Standard & Poor’s changed Alcatel’s long-term debt credit rating (BB) outlook from Outlook Stable to Outlook Positive. However, on March 24, 2006, following Alcatel’s announcement of its discussions with Lucent Technologies of a possible merger of the two groups, Standard & Poor’s placed Alcatel’s credit rating under observation, considering that, if the merger went ahead, a downgrading of the long-term debt rating could be envisaged due to the financial structure of the combined entity. The ratings themselves (BB and B) remain unchanged.

Recent history of Alcatel’s long-term debt credit rating

Date	Moody’s		Date	Standard & Poor’s
April 11, 2005	Ba1	Outlook Positive	November 10, 2004	BB	Outlook Stable
September 8, 2004	Ba3	Outlook Positive	March 10, 2004	BB-	Outlook Stable
May 10, 2004	B1	Outlook Positive	August 11, 2003	B+	Outlook Stable
December 5, 2003	B1	Outlook Stable	October 4, 2002	B+	Outlook Negative
November 20, 2002	B1	Outlook Negative	July 12, 2002	BB+	Outlook Negative
     Rating clauses affecting Alcatel debt at June 30, 2006
     Alcatel’s short-term debt rating allows a limited access to the commercial paper market. Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the €1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and was first applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings with both agencies move back to investment grade level. However, this interest rate decrease will not take place since the condition relating to Alcatel’s ratings was not met before June 30, 2006.
     Syndicated bank credit facility
     On March 15, 2005, Alcatel amended the three-year multi-currency revolving facility that had been put in place on June 21, 2004. Consequently, the maturity of the line was lengthened from June 2007 to June 2009, the financial conditions were improved and one of the financial covenants was eliminated. Moreover, Alcatel decided to reduce the amount of this revolving facility from €1,300 million to €1,000 million.
     The availability of this syndicated credit facility of €1,000 million is not dependent upon Alcatel’s credit ratings. At June 30, 2006, the credit facility had not been drawn and remained undrawn at the date of approval by Alcatel’s Board of Directors of the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2006. Alcatel’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel to generate sufficient cash to repay its net debt. As the Group had cash and cash equivalents in excess of its gross financial debt at June 30, 2006, December 31, 2005 and December 31, 2004, the above-mentioned financial covenant was not applicable at these dates.
Note 17
Net cash provided (used) by operating activities before changes in working capital, interest and taxes

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(In millions of euros)
Net income (loss) attributable to the equity holders of the parent	284	320

Minority interests	29	24

Adjustments :
— Depreciation and amortization of tangible and intangible assets	290	275
Of which impact of capitalized development costs	132	121
— Impairment of goodwill	4	—
— Changes in pension obligations, net	3	(8)
— Provisions, impairment losses and fair value changes	(208)	(296)
— Net (gain) loss on disposal of assets	(55)	(136)
— Share in net income (losses) of equity affiliates (net of dividends received)	(7)	36
— (Income) loss from discontinued operations	(14)	15
— Finance costs	47	50
— Share-based payments	30	38
— Taxes	56	(76)

Sub-total of adjustments	146	(102)

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	459	242

Note 18
Off-balance sheet commitments
(a) Contractual obligations
     The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments as of June 30, 2006. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheet.

	Maturity date
	Less than			2011 and
	one year	2007-2008	2009-2010	after	Total
Contractual cash obligations	(In millions of euros)
Financial debt (excluding finance leases)	1,190	116	814	1,371	3,491
Finance lease obligations	54	—	—	—	54
Equity component of Oceane	—	—	—	115	115

Sub-total — included in balance sheet	1,244	116	814	1,486	3,660

Financial expenses on financial debt	137	159	142	93	531
Operating leases	143	277	185	326	931
Commitments to purchase fixed assets	61	—	—	—	61
Unconditional purchase obligations(1)	109	11	2	—	122

Sub total — Commitments	450	447	329	419	1,645

(1)	Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.
(b) Off-balance sheet commitments
     Off-balance sheet commitments of the Group were primarily as follows:
•	certain guarantees given to the Group’s customers for contract execution (performance bonds and guarantees on advances received that were issued by Alcatel to financial institutions);

•	guarantee relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

•	guarantees given under securitization programs or on sale of receivables (see description below).
     Alcatel does not rely on special purpose entities to deconsolidate these risks.
     Commitments given in the normal course of business of the Group are as follows:

	June 30,	December
	2006	31, 2005
	(In millions of euros)
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	2,071	2,034
Other contingent commitments	601	624

Sub-total — Contingent commitments	2,671	2,658

Secured borrowings	78	97

Total	2,749	2,755

     Commitments related to product warranties, pension and end-of-career indemnities are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts. For more information concerning litigation, see note 19.
•	Cash pooling guarantee
     Not included in the preceding table is a guarantee granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel’s Central Treasury accounts and those of its subsidiaries. As of June 30, 2006, this guarantee amounted to €0.6 billion (€0.7 billion as of June 30, 2005 and €0.6 billion as of December 31, 2005).

•	Sale of carry-back receivable
     In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of €200 million resulting from Alcatel’s decision to carry back 2001 tax losses. This receivable is maintained in the consolidated balance sheet with a financial debt as counterpart because of the ability of the Group to recover it before its maturity date.
     Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.
•	Securitization of customer receivables
     In December 2003, Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with SIC 12. The receivables sold at June 30, 2006, which amounted to €75 million (€69 million at June 30, 2005 and €61 million at December 31, 2005), are therefore maintained in the consolidated balance sheet. At June 30, 2006, the maximum amount of receivables that can be sold amounted to €150 million (€150 million at June 30, 2005 and €150 million at December 31, 2004), representing a credit line available to the Group. This amount can be increased to €250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.
Note 19
Contingencies
     In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the U.S.) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel is involved in the following legal proceedings:
     France Telecom
     Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed in Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the transmission division, and in 1992 in the switching division. Two settlement agreements were entered into with France Telecom, one in 1993 in relation to the transmission division, and the other in May 2004 in relation to the switching activity: in the latter it was recognized that the parties’ dispute on pricing did not involve fraud by Alcatel CIT.
     In April 1999, Alcatel learned that the criminal investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel had been misused. As a consequence, both Alcatel CIT and Alcatel filed civil complaints to preserve their rights with respect to this investigation.
     The investigating magistrate has recently closed his judicial inquiry. Pursuant to his ruling of May 16, 2006, an ex-employee of Alcatel CIT and two of his supervisors, each of whom left the Group several years ago, will be brought before the criminal court of Evry for the overbilling that allegedly occurred in the transmission division. On the other hand, the judge ruled that there are no grounds for the prosecution of all the other suspects (three in the transmission division and seven in the switching division), which include Alcatel CIT. Alcatel CIT remains a party to the procedure as a plaintiff pursuant to its civil complaint.
     Class A and Class O shareholders
     Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for the former Optronics division’s products.
     The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought by these lawsuits has not yet been specified.
     The actions have been consolidated in the United States District Court, Southern District of New York. Alcatel filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint. This was filed, and fully briefed as of August 5, 2005. The parties are now waiting for the judge’s decision.
     Costa Rica
     Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican Prosecutor’s Office and the National Congress, regarding payments alleged to have been made by a consultant on behalf of an Alcatel subsidiary to various state and local officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by the Alcatel subsidiary of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter.
     In Costa Rica and other countries, Alcatel retains consultants to assist it with its local operations and contracts. Alcatel’s contracts with persons through whom Alcatel deals locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, Alcatel has a strict Statement of Business Practice (a copy of which is available on its web site, www.alcatel.com, under the heading Sustainable Development — Values and Charters) that imposes the highest standards of legal and ethical conduct on its employees. Alcatel rigorously enforces this Statement of Business Practice across the entire company and, when violations occur, Alcatel takes prompt and appropriate action against the persons involved.
     Alcatel has terminated the employment of the president of Alcatel de Costa Rica and a vice president-Latin America of a French subsidiary. Alcatel is also in the process of pursuing criminal actions against the former president of Alcatel de Costa Rica, the local consultants and the employee of the French subsidiary based on its suspicion of their complicity in an improper payment scheme and misappropriation of funds. The contracts with the local consultants were limited to the specific projects involved and are no longer in effect or have been terminated, and any payments due under those contracts have been suspended. Alcatel’s internal investigation is continuing.
     Alcatel contacted the United States Securities and Exchange Commission and the United States Department of Justice and informed them that Alcatel will cooperate fully in any inquiry or investigation into these matters. The SEC is conducting an inquiry into payments by Alcatel in foreign countries. If the Department of Justice or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel. Neither the Department of Justice nor the SEC has informed Alcatel what action, if any, they will take.
     Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Prosecutor’s Office and the Costa Rican National Congress. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the harm to the reputation of ICE resulting from these events. On August 31, 2006, the Costa Rican Attorney General’s Office filed an amended claim seeking compensation in the amount of $17.8 million for pecuniary damage caused generally to the Costa Rican people ‘daño social”). Such amount is claimed on a “provisional and prudential basis”, and it may therefore be modified in the future. The amount of damages sought by the lawsuit filed by ICE has not yet been specified. Alcatel intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.
     Alcatel is unable to predict the outcome of these investigations and civil lawsuit and their effect on its business. If the Costa Rican authorities conclude criminal violations have occurred, Alcatel may be banned from participating in government procurement contracts within Costa Rica for a certain period and fines or penalties may be imposed on Alcatel, in an amount which Alcatel is not able to determine at this time. Alcatel expects to generate approximately €7.9 million in revenue from Costa Rican contracts in 2006. Based on the amount of revenue expected from these contracts, Alcatel does not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel as whole. However, these events may have a negative impact on the image of Alcatel in Latin America.
     Taiwan
     Certain employees of Taisel, a Taiwanese subsidiary of Alcatel, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel and Siemens Taiwan and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.
     Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter. Alcatel terminated the former president of Taisel. A director of international sales and marketing development of a German subsidiary who was involved in the Taiwan Railways contract has resigned.

     On February 21, 2005, the former president of Taisel, Taisel and others were indicted for violation of the Taiwanese Government Procurement Act.
     On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act.
     The prosecutor has filed an appeal with the Taipei court of appeal. Should the higher court find Taisel guilty of the bid-rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel, in an amount not to exceed €25,000.
     Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.
     As a group, Alcatel expects to generate approximately €131.1 million of revenue from Taiwanese contracts in 2006, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel does not believe a loss of business in Taiwan would have a material adverse effect on Alcatel as a whole.
     Effect of the investigations.
     Alcatel reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally. Alcatel will fully cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.
     Although it is not possible at this stage of these cases to predict the outcome with any degree of certainty, Alcatel believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position or its income (loss) from operating activities. Alcatel is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income (loss) or the assets of Alcatel or the Group.
Note 20 — Summary of differences between accounting principles followed by Alcatel and U.S. GAAP
     Alcatel’s accounts are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the EU (see note 1) which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Differences that existed between generally accepted according principles in France (“French GAAP”), which was used before IFRS, will continue to exist in certain areas as a result of the transitional provisions applied under IFRS 1 even though an IFRS accounting policy may be the same, or similar, to that applied under US GAAP.
     Those differences which have a significant effect on the Group’s profit for the six months ended June 30, 2006 and equity as of that date are as follows:
(a) Differences in accounting for business combinations
Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP that were not restated in the opening IFRS balance sheet (as of January 1, 2004)
     From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation (“DSC”) under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date, adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.
     The two stock-for-stock acquisitions made during the first half of 2000, Genesys Telecommunications Laboratories (“Genesys”) and Newbridge Networks Corporation (“Newbridge”), the stock-for-stock acquisition of Kymata made during the second half of 2001, the stock-for-stock acquisition of Astral Point and Telera made during 2002 and the stock-for-stock acquisition of TiMetra made during 2003 have been accounted for using the pooling of interests accounting method under French GAAP.

     Under IFRS, these business combinations have not been restated to conform with IFRS 3 “Business combinations” (“IFRS 3”) requirements, as permitted by the exemption authorized by IFRS 1 § 13(a)) that we elected.
     Under U.S. GAAP, the DSC, Genesys, Newbridge, Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method. TiMetra being a development stage-company when acquired, the difference between the fair value of net assets acquired and the purchase price was accounted for in operating expenses.
     The purchase prices were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of
	acquisition	Currency	Goodwill
	(in millions)
DSC	1998	USD	2,613
Genesys	2000	USD	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47
TiMetra	2003	USD	114	(a)

(a)	As TiMetra did not meet the definition of a business as defined by EITF Issue No.98-3 “Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business”, an amount of $114 million, representing the excess of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed, was accounted for directly in the income statements as a loss. The fair value of the identifiable assets acquired was based upon an appraisal made by an external expert.
     As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group (see note 1c).
Intangible assets and impairment
     In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquisition dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, GBP 10 million for Kymata, USD 8 million for Astral Point, USD 27 million for Telera and USD 40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three to seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).
Allocation of the purchase price to in-process research and development projects related to business combinations accounted for using the French “pooling of interests” method and not restated in the IFRS opening balance sheet
     DSC
     In connection with the acquisition of DSC, the Group allocated USD 1,096 million of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).
     Newbridge
     In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.
     At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (USD 505 million) and Access (USD 245 million).

     Genesys
     At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of USD 100 million of the purchase price to the in-process research and development projects represented their estimated fair values.
     TiMetra
     At the acquisition date, TiMetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, TiMetra introduced its first product, for next generation carrier networks, designed to fit multiple applications. The allocation of USD 5.5 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.
     Approximately USD 42 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.
     Estimated total revenues from the acquired in-process technology were expected to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
     The estimated costs of good sold as well as operating expenses as a percentage of revenues for TiMetra were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
     A discount rate of 35% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time.
Allocation of the purchase price to in-process research and development projects related to business combinations accounted for using the purchase method
     As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group. All business combination from January 1, 2004 onwards are accounted for using the purchase method.
     Development expenditures that relates to an in-process research or development project (“IPR&D”) acquired in a business combination is recognized as an intangible asset separate from goodwill under IFRS and U.S. GAAP.
     Under U.S. GAAP (FASB Interpretation N°4), at the date the combination is consummated, all costs assigned to activities to be used in research and development are charged to expense unless the assets have alternative future uses. Therefore IPR&D identified in a business combination and accounted for as intangible assets apart from goodwill are fully amortized once the business combination is consummated.
     On the other hand, under IFRS, expenditures related to IPR&D accounted for as asset in a business combination are considered indefinite-lived until the completion or abandonment of the associated research and development efforts, at which point the useful life of this asset will be determined and the amortization will begin or the impairment booked.
     The main IPR&D concerned are related to the following business combinations : Spatial Wireless in 2004, Native Networks in 2005 and 2Wire in 2006.
     Spatial
     At the acquisition time, Spatial Wireless was developing a UMTS (Universal Mobile Telecommunications System) project qualified as in-process research and development project. This UMTS project, represents a major engineering effort to integrate UMTS and support for Wi-Fi handset access into the Alcatel’s wireless Softswitch technology. The allocation of USD 10 million of the purchase price to the in-process research and development projects was estimated at USD 10 million at the end of 2004 and USD 14.5 million in 2005.
     Approximately USD 4 million had been spent since June 2003 on this in-process research and development project as of the acquisition date. Management estimated that the aforementioned project was approximately 80% complete, therefore, costs to complete the project were estimated at approximately USD 1 million over 5 months following the acquisition.

     Estimated total revenues from the acquired in-process technology were expected to peak in 2006 to 2010 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
     The estimated costs of good sold as well as operating expenses as a percentage of revenues for Spatial were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
     A discount rate of 30% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the lifetime of such technology, the profitability levels of such technology, and the likelihood of technological evolutions unknown at that time.
Contribution of Space businesses by Alcatel to two jointly controlled joint ventures
     On July 1, 2005, Alcatel and Finmeccanica announced the creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel holds 67 % and Finmeccanica 33%) and Telespazio Holding (Finmeccanica holds 67 % and Alcatel 33%). For more detail on the transaction refer to note 3 of the consolidated financial statements. These joint ventures are jointly controlled, as defined by IAS 31 “Joint Ventures” and are therefore consolidated using the proportionate consolidation method starting July 1, 2005.
     Concerning the accounting treatment of the capital gain resulting from the disposal of the contributed net assets to the newly formed joint ventures, in accordance with the guidance provided by SIC 13 “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”, the recognition of any portion of a gain or loss from the transaction shall reflect the substance of the transaction. While the assets are retained by the joint venture, and provided the venturer has transferred the significant risks and rewards of ownership, the venturer shall recognise only that portion of the gain or loss that is attributable to the interests of the other venturers. Therefore a gain related to the contributed business has been accounted for representing €129 million as of December 31, 2005.
     Concerning the accounting treatment of the gain on disposal related to the contributed assets, under U.S. GAAP it is considered that contributing assets to a joint venture is not the culmination of the earnings process. However, as indicated in AICPA Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, when cash is paid to one of the joint venturers in order to balance the fair market value of assets contributed by each venturer, gain recognition is allowed, but limited to the lesser of the computed gain and the amount of cash received, provided the recipient has no refund or continuing support obligation.
     As no balancing cash amount has been received in the contribution of Alcatel’s assets to the Telespazio Holding, no gain has been accounted for under U.S. GAAP. On the other hand, gain on disposal related to contributed assets differs under U.S. GAAP from the gain accounted for under IFRS, due to differences between the net book value of the contributed assets under both standards, mainly related to the amortization of goodwill (see note 20b) or accounting treatment of pensions (see note 20f). Therefore the gain related to the contributed business that has been accounted for under U.S. GAAP in 2005 amounts to €72.
(b) Amortization and impairment of goodwill
     Under French GAAP, goodwill was generally amortized over its estimated life, not to exceed 20 years.
     As business combinations consummated before January 1, 2004 were not restated in the opening IFRS balance sheet, accumulated amortization of goodwill as of December 31, 2004 accounted for in accordance with French GAAP was maintained in the IFRS consolidated financial statements.
     From January 1, 2004 goodwill (including goodwill on equity method investments) are no more amortized under IFRS but annually impairment tested as prescribed by IFRS 3.
     Beginning January 1, 2002, for the purpose of preparing the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment). In the first step, the fair value of the reporting unit is compared to its book value, including goodwill. If the fair value of the reporting unit is less than its book value, a second step is performed which compares the implied value of the reporting unit’s goodwill to the carrying value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the reporting unit. If the implied value of the goodwill is less than its carrying value, the difference is recorded as an impairment. During 2002, material impairment losses have been accounted for in accordance with SFAS 142 requirements. These impairments losses were related to some of the business combinations accounted for using French “pooling of interests” method described in note 20a above.
     Under IFRS, goodwill is allocated to “cash generating units” (defined as the smallest group of identifiable assets that generates cash inflows from continuing use largely independent of the cash inflows from other assets) or groups of “cash generating units”, which represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. In Alcatel this level is similar to the reporting unit level as defined by SFAS 142. If the recoverable amount of the group of cash generating units (including goodwill) is lower than its carrying amount, an impairment loss shall be accounted for to reduce the carrying amount of the assets of the group of units to the recoverable amount, first in reducing the carrying amount of goodwill and then in reducing the carrying amounts of other assets.
     The impairment losses accounted for under U.S. GAAP mainly in 2002 were not accounted for under IFRS, these impairment losses being related to business combinations in which no goodwill had been recorded under IFRS as indicated in note 20a.
     Additionally, goodwill on equity method investments is no longer amortized. However, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) .
     Amortization charges of goodwill for fiscal year 2002 and 2003 accounted for in our IFRS consolidated financial statements are therefore restated in our U.S. GAAP consolidated financial statements and specific U.S. GAAP impairment losses have been accounted for related to business combinations recorded under French “pooling of interest methods” that were not restated under IFRS.
(c) Capitalization of development costs related to Research and Development efforts
     Under IFRS -IAS 38 “Intangible assets” (“IAS 38”) expenses related to development phase of a research and development project shall be capitalized if certain criteria are met :
— technical feasibility of completing the project so that it will be available for use or sale,
— intention to complete the project,
— ability to use or sell the intangible asset arising from the project,
— capacity to generate probable future economic benefits,
— availability of adequate resources to complete the development, and
— ability to measure the expenditures attributable to the project).
     Under U.S. GAAP, software development costs would be similarly capitalized in accordance with SFAS No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. However, in accordance with SFAS No 2 “Accounting for Research and Development Costs” non-software development costs shall be charged to expense when incurred.
(d)	Liability recognition for certain employee termination benefits and other costs associated to restructuring plans such as anticipated termination of leases
     The main difference between IFRS and U.S. GAAP relates to voluntary termination benefits. Under IAS 19 “Employee benefits” (“IAS 19”), benefits are recognized when the entity is demonstrably committed to providing those benefits. This definition differs from the requirements of SFAS N° 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, the liability is recognized when incurred (when the employee accepts the entity’s offer of voluntary termination of employment).
     Another difference is related to the accounting method for onerous contracts. Under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) an onerous contract is a contract in which the unavoidable costs of meeting its obligations exceed the economic benefits expected. We recognize the provisions as soon as it is determined that the costs will exceed the expected economic benefits. In the specific case of onerous operating lease the provision could be recognized before we cease to use the asset concerned. Under SFAS 146, a liability for a cost to terminate a contract before the end of its term shall be recognized at fair value when the entity terminates the contract. If the contract is an operating lease the fair value of the liability shall be accounted for at the cease-use date.
(e) Other comprehensive income
     SFAS No. 130 “Other Comprehensive Income” (“SFAS 130”) requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. IAS 1 “Presentation of Financial Statements” (“IAS 1”) does not require the same disclosures as SFAS 130. For instance IAS 1 does not require display or disclosure of the accumulated balances for individual items reported directly in equity.

(f) Pension and post-retirement benefits other than pension plans
     Under U.S. GAAP, when the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) minus the fair value of plan assets exceeds the liability, an additional liability must be recognized in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. If this additional liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction of shareholders’ equity. Under IFRS (IAS 19), there is no such requirement.
     To comply with U.S. GAAP, the Group applies the SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”. These post-retirement benefits, primarily life insurance and health care, cover certain of Alcatel’s U.S. Group retirees.
     Starting January 1, 2004, Alcatel comply with IAS 19 (Employee Benefits). The actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that were recorded at January 1, 2004, have been recorded in shareholders’ equity (see note 1k). Under U.S. GAAP those actuarial gains and losses will be recognized over the expected average remaining working lives of the employees.
(g) Share-based payment
     Accounting for stock option plans under IFRS “Share-Based Payment” (“IFRS 2”) leads to recognition of a compensation expense. Equity-settled share based payment such as stock options plans are measured at fair value. Fair value is determined at the date of grant using an appropriate evaluation model (see note 1w and note 6). Only options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles. Other stock options does not lead to recognition of a compensation expense.
     Under U.S. GAAP, until January 1, 2006, Alcatel accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting For Stock Issued To Employees” (“APB 25”), and related interpretations. Stock-based employee compensation cost was reflected in net income based on the intrinsic value of the stock options granted.
     Effective January 1, 2006, Alcatel adopted SFAS No 123(R), “Share Based Payment”. Alcatel elected the modified prospective transition method, therefore, prior results were not restated. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date (i.e. January 1, 2006 for Alcatel).
     Awards that were unvested as of the date of adoption of this standard, have to be amortized as the respective service was rendered, and the cost of such awards continued to be based on the grant date fair value as measured previously for the SFAS 123 disclosure requirements.
(h) Leases and sale-leaseback transactions
     SFAS 13 “Accounting for leases” (“SFAS 13”) requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under IAS 17 “Leases”, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.
     IAS 17 “Leases” and SFAS 13 prescribe similar lease accounting approaches based on whether a lease transfers substantially all of the risks and rewards related to ownership of the leased asset. However, SFAS 13 provide quantitative criteria to determine if a lease is an operating lease or a capital lease where IAS 17 requires subjective determinations to be made. It could lead in certain rare circumstances to consider a lease as operating lease under U.S. GAAP and as finance lease under IAS 17 and vice versa.
(i) Compound financial instruments
     If a financial instrument contains both a liability and an equity component, such components shall be classified separately as financial liabilities or equity instruments under IAS 32 “Financial Instruments : Disclosure and Presentation” (“IAS 32”).
     This is the case with the bonds issued by the Group in 2003 (Oceane — Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes, bonds convertible into or exchanged for new or existing shares) and 2002 (Orane — Obligation Remboursable en Actions Nouvelles ou Existantes, bonds mandatorily redeemable for new or existing shares) (see note 1m).There is no debt component booked for the Orane bonds since all interest was pre-paid at the issuance date. The Orane bonds were entirely redeemed on December 23, 2005 against the issuance of new shares.

     These requirements differ from those of U.S. GAAP . The Orane (notes mandatorily redeemable for shares) were presented on a specific balance sheet line item in the U.S. GAAP classified balance sheet as part of non-current liabilities and the Oceane (bonds convertible into or exchanged for new or existing shares) are accounted for as financial debt and presented as long term financial debt in the U.S. GAAP classified balance sheet (see note 22(4)).
(j) Reversal of inventory write-down
     Under IAS 2 “Inventories” (“IAS 2”), inventories are written-down if cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes in economic circumstances, the amount of the write-down is reversed even if the inventories remain unsold.
     Under U.S. GAAP, ARB N° 43 “Restatement and Revision of Accounting Research Bulletins” states that following a write-down “such reduced amount is to be considered the cost for subsequent accounting purposes” and it is therefore not permitted to reverse a former write-down before the inventory is either sold or written-off.
(k) Presentation of consolidated financial statements
     The classification of certain items in, and the format of, Alcatel’s consolidated financial statements vary to some extent from U.S. GAAP.
     The most significant reporting and presentation practices followed by Alcatel that differ from U.S. GAAP are described in the following paragraphs:
     In its balance sheet, Alcatel reports the costs incurred plus recognized profits less the sum of recognized losses and progress billings for all construction contracts in progress either in the specific balance sheet line item “amount due from customers” or in the specific line item “amounts due to customers” depending if the amounts determined contract by contract are respectively positive or negative as required by IAS 11 “Construction Contracts” (“IAS 11”). These specific balance sheet line items does not exist under U.S. GAAP and the corresponding amounts are presented in inventories, trade receivables and related accounts, or other reserves depending upon their nature.
     Deferred taxes are presented in non-current assets and liabilities under IFRS and as current or non-current under U.S. GAAP based on the classification for financial reporting of the related tax asset or liability.
     Under IFRS (IAS 1), the income statement is presented using a classification based on the function of expenses. Nevertheless, when an item of income and expense is material, the nature and amount shall be disclosed separately. Expenses presented on specific line item of the income statement due to their materiality are restructuring costs, impairment of intangible assets, share-based payment and gain on sale of stock in subsidiaries. Income statements line item presented could therefore differ between the two standards.
     In its statement of cash flows under IFRS, Alcatel presents the items “net cash provided (used) by operating activities before changes in working capital, interest and taxes”, this item would not be shown under a U.S. GAAP statement of cash flows presentation.
(l) Cumulative translation adjustment
     Due to the election made to reset the cumulative translation adjustment as of January 1, 2004 to zero, as permitted by IFRS 1 (see comments given in note 1d), Alcatel created a permanent reconciling item for U.S. GAAP purposes.
(m) Effect of cumulative translation adjustments on sale of subsidiaries
     We elected to reset the cumulative translation adjustments to zero as of transition date to IFRS (January 1, 2004), as discussed in Note 1(d) to our consolidated financial statements. As a result, we created a permanent reconciling item between IFRS and U.S. GAAP. A portion of this reconciling item is reversed each time we dispose of a consolidated subsidiary, the financial statements of which were denominated in a currency other than our reporting currency, the euro, and for which the cumulative translation adjustment as of January 1, 2004 was something other than zero under U.S. GAAP.
(n) Adjustments on equity affiliates
     The most significant portion of this adjustment is related to the share in net assets of Thales, which is accounted for under the equity method. The difference primarily arose from the following:
     Our adoption of FASB Statement No. 142, effective January 1, 2002, which required us to cease the amortization of goodwill (including goodwill related to equity affiliates) for U.S. GAAP purposes. Effective upon our transition to IFRS (January 1, 2004), we discontinued amortization of goodwill in accordance with IFRS 3; however, we adopted the IFRS 1 transitional provisions on a prospective basis. This difference in the adoption dates between the two standards has created a reconciling item which is presented as “adjustments on equity affiliates” as it relates to “Share in net assets of equity affiliates” balance sheet line item.
     Thales, a French public company, also adopted IFRS effective January 1, 2004. The primary reconciling item between French GAAP and IFRS resulted from the election of the option to record accumulated unrecognized actuarial gains and losses relating to pensions at the transition date in shareholders’ equity pursuant to IFRS 1. As a result, an adjustment has been recorded to cancel the effect of these IFRS transitional provisions in arriving at U.S. GAAP net income.
(o) Accounting for income taxes
     Under IFRS, according to IAS 34 “Interim Financial Reporting”, there is no distinction between current year income and future income and therefore IAS 34 permits changes to the recognition of deferred tax assets to be included in the effective annual rate if there is a change of circumstance occurring during the interim period and the criteria for the recognition of the deferred tax asset are met as of the interim reporting date.
     Under U.S. GAAP (under SFAS No. 109 “Accounting for Income Taxes”, APB Opinion No. 28 “Interim Financial Reporting” and FIN 18 “Accounting for Income Taxes in Interim Periods”), the tax effect of a change in a valuation allowance required at prior year end on any deferred tax asset must be split between amounts being recognized as a result of taxable amounts arising in the current year, versus amounts recognized as a result of the reassessment of taxable amounts arising in future years. Any movement in valuation allowance pertaining to current year temporary differences originating or a valuation allowance reversing for use against current year income should be included in the forecasted effective annual rate. In the case of a change in judgment regarding realization of a deferred tax asset to be utilized in future years, the effect is recognized as a discrete item in the interim period in which the change of judgment due to a change in circumstance occurs. Additionally, any increase or decrease in valuation allowance due to deductible temporary differences and carryforwards arising from significant, unusual, or infrequently occurring items, discontinued operations, or caused by prior year provision to return adjustments should also be accounted for on a discrete basis in the interim period.
Note 21
Reconciliation to U.S. GAAP
     The following is a summary of the estimated adjustments to the unaudited condensed interim consolidated income statements for the six months ended June 30, 2006 and June 30, 2005 and shareholders’ equity at June 30, 2006 and December 31, 2005, which would be required if U.S. GAAP had been applied instead of IFRS.
(1) Net income

			Six months ended June 30,
	Note		2006 (a)	2006	2005
			(in millions)
Net income (loss) attributable to the equity holders of the parent according to IFRS			$363	€284	€320
Business combinations and amortization of goodwill	20	(a)(b)	(16)	(12)	(23)
Capitalization of development costs	20	(c)	4	3	6
Restructuring plans	20	(d)	(19)	(15)	(35)
Sale and lease back transactions	20	(h)	(25)	(20)	(6)
Compound financial instruments	20	(i)	12	10	(16)
Share based payments	20	(g)	(5)	(4)	38
Pension and post-retirement benefits	20	(f)	(1)	(1)	(26)
Effect of cumulative translation adjustments on sale of subsidiaries	20	(m)	—	—	(4)
Reversal of inventory write-downs	20	(j)	18	14	4
Adjustments on equity affiliates	20	(n)	(18)	(14)	—
Accounting for income taxes	20	(o)	62	49	—
Other adjustments			(7)	(6)	(11)
Tax effect of the above adjustments			(9)	(7)	(53)

Net income (loss) according to U.S. GAAP			359	281	194

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1= $1.2779 on June 30, 2006.

(2) Shareholders’ equity

					Year ended
			Six months ended June 30,		December 31,
	Note		2006 (a)	2006	2005
	(in millions)
Shareholders’ equity attributable to the equity holders of the parent according to IFRS			$8,161	€6,386	€6,234
Business combinations and amortization of goodwill	20	(a)(b)	3,969	3,106	3,265
Capitalization of development costs	20	(c)	(241)	(188)	(194)
Restructuring plans	20	(d)	56	44	60
Sale and lease back transactions	20	(h)	(274)	(215)	(195)
Compound financial instruments	20	(i)	(136)	(106)	(116)
Pension and post-retirement benefits	20	(f)	(558)	(437)	(427)
Reversal of inventory write-downs	20	(j)	(14)	(11)	(25)
Adjustments on equity affiliates	20	(n)	111	87	100
Accounting for income taxes	20	(o)	62	49	—
Other adjustments			14	10	17
Tax effect of the above adjustments			(9)	(7)	—

Shareholders’ equity according to U.S. GAAP			11,141	8,718	8,719

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1= $1.2779 on June 30, 2006.
Note 22
Summarized U.S. GAAP Consolidated Financial Statements
(1) Summarized U.S. GAAP Consolidated Income Statements

	Six months ended June 30,
	2006(a)	2006	2005
	(in millions)
Net sales	$8,233	€6,443	€5,759
Cost of sales	(5,418)	(4,239)	(3,698)
Administrative and selling expenses	(1,361)	(1,065)	(1,037)
Research and development costs	(953)	(745)	(704)
Purchased in-process R&D	(2)	(2)	(10)
Restructuring costs	(59)	(47)	(93)
Amortization and impairment of goodwill and other operating expenses	—	—	—

Income (loss) from operations	440	345	217

Interest expense on notes mandatorily redeemable for shares	—	—	(22)
Other interest expense	(124)	(97)	(102)
Interest income and other financial income, net	58	45	94
Other income (expense), net	—	—	—
Gain on sale of stock in subsidiaries	28	22	31

Income (loss) from continuing operations before taxes	402	315	218

Share in net income of equity affiliates	9	7	(26)
Provision for income tax	(18)	(14)	23
Minority interests	(34)	(27)	(21)

Net income (loss) from continuing operations	359	281	194

Income (loss) from discontinued operations	—	—	—

Net income (loss)	359	281	194

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2779 on June 30, 2006.
(2) Earnings per share under U.S. GAAP:
     Earnings per share presented below are calculated in accordance with SFAS 128 “Earnings per Share”. The number of shares to be issued upon conversion of notes mandatorily redeemable for new or existing shares (ORANE) is excluded of the calculation of basic earnings per share.

	Six months ended June 30,
	2006(a)	2006	2005
Ordinary shares
Basic earnings per share:
Net income (loss) before cumulative effect of adoption of new standards	$0.26	€ 0.20	€ 0.16
Net income (loss)	$0.26	€ 0.20	€ 0.16
Diluted earnings per share:
Net income (loss) before cumulative effect of adoption of new accounting standards	$0.26	€ 0.20	€ 0.15
Net income (loss)	$0.26	€ 0.20	€ 0.15

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2779 on June 30, 2006.
     The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each period disclosed.

	Ordinary shares
	Net income (loss)	Number of	Per share
Six months ended June 30, 2006	(in millions of euros)	shares	Amount
Basic earnings per share	281	1,371,360,733	€0.20
Stock option plans	—	9,735,109	—

Diluted earnings per share	281	1,381,095,842	€0.20

     The number of stock options not exercised as of June 30, 2006 amounted to 142,674,291 shares. Only 9,735,109 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect..
     Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares
	Net income (loss)	Number of	Per share
Six months ended June 30, 2005	(in millions of euros)	shares	amount
Basic earnings per share	194	1,246,305,764	€0.16
Stock option plans	—	9,393,832	—
Notes mandatorily redeemable for shares (ORANE)	14	120,779,209	—

Diluted earnings per share	208	1,376,478,805	€0.15

     The number of stock options not exercised as of June 30, 2005 amounted to 154,549,981 shares. Only 9,393,832 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
     Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.
(3) Statement of comprehensive income
     Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the six months ended June 30, 2006 and 2005 as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

	Six months ended June 30,
	2006(a)	2006	2005
	(in millions)
Net income (loss) under U.S. GAAP	$359	€281	€194
Other comprehensive income:
— Foreign currency translation adjustments	(465)	(364)	460
— Unrealized gains (losses) on securities	18	14	(82)
— Cash flow hedge	13	10	(29)
— Minimum pension liability adjustments	—	—	(2)
— Tax effect on the above adjustments	—	—	—

Comprehensive income (loss) according to U.S. GAAP	$(75)	€(59)	€541

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2779 on June 30, 2006.
     If Alcatel were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum pension liability adjustments, foreign currency translation adjustments, unrealized gains (losses) on available-for-sale securities and cash flow hedge would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each of these classifications.

	Minimum	Foreign	Unrealized
	pension	currency	gains
	liability	translation	(losses) on	Cash flow
	adjustments	adjustments	securities	Hedge
	(In millions of euros)
June 30, 2006
Balance at January 1, 2006	(501)	(554)	34	2
Six months period change	—	(364)	14	10

Balance at June 30, 2006	(501)	(918)	48	12

June 30, 2005
Balance at January 1, 2005	(363)	(1,116)	82	—
Six months period change	(2)	460	(82)	(29)

Balance at June 30, 2005	(365)	(656)	—	(29)

(4) Classified balance sheet as of June 30, 2006 and December 31, 2005:

	June 30,	December 31,
	2006	2005
	(In millions of euros)
ASSETS
Cash and cash equivalents	3,781	4,510
Marketable securities, net	719	640
Other debtors	1,417	1,310
Trade receivables and related accounts	3,720	4,090
Inventories, net	2,015	1,695
Assets held for sale	67	50

TOTAL CURRENT ASSETS	11,719	12,295

Other investments & other non current assets, net	2,106	2,236
Prepaid pension costs	101	76
Share in net assets of equity affiliates	767	706

Investments and other non-current assets	2,974	3,018

Property, plant and equipment, at cost	4,382	4,636
Less: accumulated depreciation	(3,357)	(3,468)

Property, plant and equipment, net	1,025	1,168

Acquisition goodwill, net	6,836	7,024
Other intangible assets, net	730	679

Intangible assets, net	7,566	7,703

TOTAL NON-CURRENT ASSETS	11,565	11,889

TOTAL ASSETS	23,284	24,184

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	1,356	2,106
Trade payables and related accounts	3,675	3,755
Accrued contract costs & other accrued liabilities	1,535	1,264
Customers deposits and advances	970	1,144
Short-term financial debt	1,251	1,051
Liabilities related to discontinued activities or to a disposal group held for sale	—	—

TOTAL CURRENT LIABILITIES	8,787	9,320

Other long-term liabilities	682	573

Other long-term financial debt	186	394
Bonds and notes issued, long-term	2,256	2,519

Long-term financial debt	2,442	2,913

Other reserves	435	470
Accrued pensions and retirement obligations	1,747	1,717

Total reserves	2,182	2,187

TOTAL NON-CURRENT LIABILITIES	5,306	5,673

MINORITY INTERESTS	473	472

Capital stock	2,861	2,857
Additional paid-in capital	21,638	21,594
Retained earnings, fair value and other reserves	(13,273)	(13,558)
Unrealized holding gains (losses) and cash flow hedge	60	36
Cumulative translation adjustments	(918)	(554)
Less treasury stock, at cost	(1,650)	(1,656)

SHAREHOLDERS’ EQUITY	8,718	8,719

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,284	24,184

(5) Statement of changes in shareholders’ equity

		Additional		Minimun	Unrealized	Cash	Cumulative	Treasury	Net
	Capital	paid-in	Retained	liability	holding	flow	translation	stock at	income	Shareholders’
	stock	capital	earnings	adjustment	gains/(losses)	hedge	adjustment	cost	(loss)	equity
	(In millions of euros)
Balance at December 31, 2005 before appropriation	2,857	21,594	(13,057)	(501)	34	2	(554)	(1,656)	—	8,719

Capital increase	4	12								16
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries		(2)						6		4
Net changes in cash flow hedge						10				10
Net changes in unrealized holding gains/(losses)					14					14
Deferred compensation		34								34
Minimum liability adjustment										—
Translation adjustment							(364)			(364)
Other changes			4							4
Net income (loss)									281	281
Balance at June 30, 2006 before appropriation	2,861	21,638	(13,053)	(501)	48	12	(918)	(1,650)	281	8,718

Proposed appropriation of net income (loss)	—	—	(229)	—	—	—	—	—	—	(229)

Balance at June 30, 2006 after appropriation	2,861	21,638	13,282	(501)	48	12	(918)	(1,650)	281	8,489

Note 23
Specific U.S. GAAP disclosures
(1) Impairment of goodwill (SFAS 142)
     The changes during the first six months of 2006 in the carrying value of goodwill per segment are presented in the table below:

	Fixed	Mobile	Private
	Communications	Communications	Communications	Other	Total
	(In millions of euros)
Balance as of December 31, 2005	4,787	548	1,672	17	7,024
Goodwill acquired during year			29		29
Impairment of goodwill	(1)	(2)			(3)
Currency translation adjustment and others	(156)	(21)	(36)	(1)	(214)

Balance as of June 30, 2006	4,630	525	1,665	16	6,836

Amortization of identifiable intangible assets acquired
Entities acquired during the first six months of 2006

	Gross
	carrying	Accumulated
	amount	amortization
	(In millions of euros)
Amortized intangible assets	12	(1)
— Acquired technology and in process research and development	7	(1)
— Other	5	—

Unamortized intangible assets	—	—
Alcatel Group

	Gross
	carrying	Accumulated
	amount	amortization
	(In millions of euros)
Amortized intangible assets	1,575	(889)
— Acquired technology and research	292	(208)
— Other (a)	1,283	(681)

Unamortized intangible assets (b)	44	—

(a)	Mainly software development costs.

(b)	Intangible assets related to the application of SFAS 87.

     The amortization expense for the first six months of 2006 was € 118 million. Amortization expense of intangible assets is expected to be € 125 million in the second half of 2006, € 240 million in 2007, € 178 million in 2008, € 107 million in 2009, € 20 million in 2010 and € 16 million in 2011.
(2) Stock-based compensation (SFAS 123 and SFAS 148)
     The following information is disclosed according to the Statement of Financial Accounting Standard No. 123R Accounting for Stock-Based Compensation (“SFAS 123R”) and are provided as a supplement to the IFRS disclosures provided in Note 6.
     The following table summarizes the classification of stock-based compensation expense under FAS 123R:

Six months ended
June 30, 2006
Cost of sales	11
Administrative and selling expenses	14
Research and development costs	9

Total	34

As of June 30, 2006, € 84 million of unrecognized compensation cost related to unvested awards is expected to be recognized over a weighted-average period of 3.1 years.
The following table summarizes stock option activity:

		Weighted
		average
		exercise price
	Shares	per share
Outstanding at December 31, 2005	149,359,801	€26.23

Granted	17,132,170	€11.70
Exercised	(2,906,001)	€5.97
Forfeited/Expired	(21,392,111)	€29.81

Outstanding at June 30, 2006	142,674,291	€24.44

Of which could be exercised	91,181,893	€32.32
     The weighted average remaining term for stock options outstanding and exercisable was 4.4 years and 3.4 years, respectively, as of June 30, 2006. The aggregate intrinsic value for stock options outstanding and exercisable was € 79 million and € 43 million, respectively, as of June 30, 2006.
     Proceeds received from the exercise of stock options were € 17 million and € 8 million during the six months ended June 30, 2006 and June 30, 2005 respectively. The intrinsic value related to the exercise of stock options was € 17 million and 9 million of euros during the six months ended June 30, 2006 and June 30, 2005 respectively.
     Since 2004, the fair value of options at grant date has been determined using a binomial method (Cox-Ross-Rubinstein model). This allows behavioral factors governing the exercice of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercice period. The fair values at grant date of options granted during the years 2003, 2002 and 1999 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans. The following table summarizes assumptions used to compute faire value of stock option grants:

	Six
	months
	ended
	June 30,
	2006	2005	2004	2003	2002	2001	2000	1999
Interest rate	3.50%	3.50%	3.91%	3.62%	3.80%	5%	5%	6	%(a)
Expected life	3-8 years	3-8 years	3-8 years	3-8 years	3-8 years	3-9 years	5-10 years	5 years
Expected volatility	32%	40%	40%	60%	60%	(c )	(b )	39%
Expected dividends	1%	(e )	(d )	1%	1%	1%	1%	1%

(a)	USD rates, concern mainly U.S. plans.

(b)	73% for Alcatel Class O shares, 64% for Class A shares, 51% for ADS.

(c)	50% for Alcatel Class O shares, 46% for Class A shares, 46% for ADS.

(d)	0% in 2004 and 2005, 1% for later years.

(e)	0% in 2005, 1% for later years.

     The models used to calculate option values were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are very sensitive as to the stock price volatility assumptions. Accordingly, management believes that these valuation models do not necessarily provide a reliable single measure of the fair value of the Group’s stock option awards.
     The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for share-based compensation cost:

June 30, 2005
(In millions of euros
except per share
data)
Net income (loss) as reported	194
Stock-based employee compensation expense included in reported net income, net of tax	—
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(88)

Proforma net income (loss)	106

Basic earnings per share as reported	0.16
Basic earnings per share proforma	0.09
Diluted earnings per share as reported	0.15
Diluted earnings per share proforma	0.08
       (3) Restructuring (SFAS 146)
     Under IFRS, as disclosed in note 1(l) of the unaudited interim consolidated financial statements, the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group’s management and have been announced before the balance sheet date, resulting in an obligating event of the Group to third parties. Differences between accounting principles followed by Alcatel (i.e. IFRS) and U.S. GAAP concerning restructuring are disclosed in note 20d of this document.
     The impact of this U.S. GAAP adjustment for the periods ended June 30, 2006 and December 31, 2005, is as follows:

				Cumulative
		Current		translation
	December	year		adjustments	June 30,
2006	31, 2005	expense	Utilization	and others	2006
	(in millions of euros)
IFRS reserve	417	28	(140)	(4)	301
Moving costs	(7)	6	—	(1)	(2)
Lease obligations and other direct costs	(33)	32	—	1	—
Termination costs in excess of legal obligation	(20)	(23)	—	1	(42)

Total U.S. GAAP adjustment	(60)	15	—	1	(44)

U.S. GAAP restructuring reserve	357	43 *	140	(3)	257

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	256	45	(120)	1	182

*	Total restructuring costs according to US GAAP were € 47 million, of which € 4 million consisted in write-offs of fixed assets linked to restructuring plans.
     The current year expense recorded in the first six months of 2006 includes the following major actions:

2006
(in millions of euros)
— Termination costs in Germany	12
— Termination costs and costs associated with a disposal of facility in Italy	6
— Termination costs in Alcatel-CIT (France)	4
— Termination costs for Alcatel Business Systems	3
— Other plans in the world	18

Total	43

     The reserve at the end of June 2006 is analyzed below:

2006
(in millions of euros)
Employee termination benefits	185
Other costs	72

Total	257

     The remaining € 185 million reserve for employee termination benefits at June 30, 2006 includes 1,742 employees representing:

Number of
employees
— Termination costs in Alcatel-CIT (France)	438
— Downsizing of Submarine Networks Division	107
— Termination costs in Alcatel España S.A. (Spain)	49
— Reorganization of Space Division: termination costs mainly in France, Italy and Belgium	562
— Termination costs in other European units (UK, Belgium, Portugal, Scandinavia)	241
— Termination costs in Germany	104
— Closure of Illkirch industrial activity	47
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	82
— Other plans in the world	112

Total	1,742

SFAS 146 disclosure related to plans initiated after December 31, 2002:
     The evolution of the restructuring reserve under U.S. GAAP during the six months ended June 30, 2006 for the plans initiated after December 31, 2002, is as follows:

			Costs paid
	December 31,	Charged to	or settled	CTA and
	2005	expense	(utilization)	other	June 30, 2006
	(In millions of euro)
Alcatel-CIT	48	3	(7)	—	44
Alcatel España S.A. (Spain)	17	—	(4)	—	13
Submarine Networks Division	27	1	(4)	2	26
Space division	16	2	(3)	5	20
Germany	85	12	(66)	—	31
Alcatel USA	14	1	(2)	(3)	10
Alcatel Business System (Illkirch, France)	14	3	(8)	—	9
Other (no individual amount higher than €50 million)	35	23	(26)	(3)	29

Total	256	45	(120)	1	182

Of which:
Termination benefits	189	41	(98)	6	138
Contract terminations	22	2	(6)	(3)	15
Other associated costs	45	2	(16)	(2)	29
     The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

		Amount	Cumulative
	Total	incurred in the	amount
	amount	first six months	incurred as of
Plans initiated in 2006	expected	of 2006	June 30, 2006
	(In millions of euro)
Termination benefits	57	33	33
Contract terminations	8	2	2
Other associated costs	8	8	8

Total	73	43	43

Of which:
Fixed Communications Group	18	8	8
Mobile Communications Group	6	6	6
Private Communications Group	5	5	5
Other	44	24	24

     The major exit activity initiated during the first six months of 2006 is the following:
•	SEL (Germany)
Beginning 2006, an additional restructuring plan was launched (based on volontary departures), to enable SEL to remain competitive in reducing its cost base. Traditional switching business continued to decline, which imposed a reduction of the workforce in the fixed segment as well as in operations and general administration.

		Amount	Cumulative
	Total	incurred in the	amount
	amount	first six months	incurred as of
	expected	of 2006	June 30, 2006
	(In millions of euro)
Termination benefits	42	18	18
Contract terminations	—	—	—
Other associated costs	—	—	—

Total	42	18	18

Of which:
Fixed Communications Group	16	6	6
Mobile Communications Group	3	3	3
Private Communications Group	3	3	3
Other	19	16	16

			Amount	Cumulative
	Total	Amount	incurred in	amount
	amount	incurred in	the first six	incurred as of
Plans initiated in 2005	expected	2005	months of 2006	June 30, 2006
	(In millions of euro)
Termination benefits	94	88	4	92
Contract terminations	9	9	—	9
Other associated costs	1	1	1	2

Total	104	98	5	103

Of which:
Fixed Communications Group	16	16	1	17
Mobile Communications Group	2	2	1	3
Private Communications Group	33	27	2	29
Other	53	53	1	54
     In 2005, there is no plan exceeding € 20 million individually. The major actions were taken in Spain, Italy and France (mainly in the space activities).

					Cumulative
		Amount	Amount	Amount incurred in	amount
	Total amount	incurred in	incurred in	the first six	incurred as of
Plans initiated in 2004	expected	2004	2005	months of 2006	June 30, 2006
	(In millions of euros)
Termination benefits	82	74	5	2	81
Contract terminations	11	32	(1)	—	31
Other associated costs	24	5	(1)	—	4

Total	117	111	3	2	116

Of which:
Fixed Communications Group	31	27	4	—	31
Mobile Communications Group	4	4	1	—	5
Private Communications Group	16	14	1	2	17
Other	66	66	(3)	—	63
     The major exit activities initiated during 2004 are the following:
•	Alcatel España S.A. (Spain) restructuring plan
     In order to further reduce its fixed costs basis, Alcatel España S.A decided in the fourth quarter of 2004 to extend the 2003 collective plan (see below). This extension was focused on employees with high compensation costs and affects 130 employees.

					Cumulative
					amount
		Amount	Amount	Amount incurred in	incurred as
	Total amount	incurred in	incurred in	the first six	of June 30,
	expected	2004	2005	months of 2006	2006
	(In millions of euros)
Termination benefits	25	25	—	—	25
Contract terminations	—	—	—	—	—
Other associated costs	—	—	—	—	—

Total	25	25	—	—	25

Of which:
Fixed Communications Group	5	5	—	—	5
Mobile Communications Group	—	—	—	—	—
Private Communications Group	1	1	—	—	1
Other	19	19	—	—	19
•	Alcatel USA exit activities
     Due to a shift in the Access market, Alcatel USA engaged in a plan to discontinue the 7201 product line. The discontinuation of this activity resulted in costs related to unused fixed assets, contract manufacturing liabilities and the closure of part of the Petaluma, CA facility.

					Cumulative
				Amount incurred	amount
	Total	Amount	Amount	in the first six	incurred as
	amount	incurred	incurred	months of	of June 30,
	expected	in 2004	in 2005	2006	2006
	(In millions of euros)
Termination benefits	—	—	—	—	—
Contract terminations	11	11	(2)	—	9
Other associated costs	6	6	—	—	6

Total	17	17	(2)	—	15

Of which:
Fixed Communications Group	13	13	(1)	—	12
Mobile Communications Group	—	—	—	—	—
Private Communications Group	3	3	(1)	—	2
Other	1	1	—	—	1

						Cumulative
					Amount incurred	amount
	Total	Amount	Amount	Amount	in the first six	incurred as
	amount	incurred	incurred	incurred	months	of June 30,
Plans initiated in 2003	expected	in 2003	in 2004	in 2005	of 2006	2006
	(In millions of euros)
Termination benefits	912	690	185	79	2	956
Contract terminations	60	58	(3)	(2)	—	53
Other associated costs	85	66	55	10	(7)	124

Total	1057	814	237	87	(5)	1,133

Of which:
Fixed Communications Group	595	497	46	54	(5)	592
Mobile Communications Group	127	77	65	20	—	162
Private Communications Group	245	202	68	19	—	289
Other	90	38	58	(6)	—	90
     The figures in the above table do not include plans initiated in 2003 for companies that are no longer consolidated.
     The major exit activities initiated during 2003 and their impact in 2003 and 2004 are as follows:
•	Alcatel-CIT restructuring Plan
     Due to the downturn in the telecom market, and more specifically, the domestic French market, Alcatel CIT had to reduce its cost base to remain competitive. In January 2003, Alcatel CIT management signed an agreement with French unions called “accord de méthode”, corresponding to the overcapacity of more than 1,000 people.
     CIT had to reduce its resources in Fixed networks, given on the one hand, the maturity of “voice” activities and reduction of new functionalities requested by operators, and on the other hand, the reduced R&D efforts and necessary resources. Reduction in Wireline Transmission was due to decreased activities mostly related to reduced SDH business (high capacity transmission). Terrestrial Transmission was hit by the drop in sales as a consequence of the overall market downturn, impacting mostly marketing and operation resources. The research division was penalized by a sharp activity downturn, particularly in Optics.

						Cumulative
						amount
	Total	Amount	Amount	Amount	Amount incurred	incurred as
	amount	incurred	incurred	incurred	in first six months	of June 30,
	expected	in 2003	in 2004	in 2005	of 2006	2006
	(In millions of euros)
Termination benefits	431	262	134	42	—	438
Contract terminations	2	1	5	—	—	6
Other associated costs	—	—	—	—	—	—

Total	433	263	139	42	—	444

Of which:
Fixed Communications Group	243	168	44	15	—	227
Mobile Communications Group	117	60	64	21	—	145
Private Communications Group	47	30	15	6	—	51
Other	26	5	16	—	—	21
•	Alcatel España S.A. (Spain) restructuring plan:
     Due to the overall downsizing of the market affecting Europe and the local competition in prices (particularly fixed networks products), Alcatel España had to reduce its cost base to remain competitive in the local environment.
     Starting mid 2002, the production of wireline access products at the Toledo site was outsourced in order to address the general downturn in the telecommunication market and to allow more flexibility. In addition, Alcatel management decided to concentrate the production of switching products since several production sites were operating in Europe below capacity. The switching production at the Villaverde site was stopped and the remaining volume was transferred to Germany.
     In March 2003, a new plan was launched with the goal of centralizing functions of the entire Alcatel España organization. This plan eliminated much duplication in several functions and allowed a greater use of the resources. As a consequence, the Villaverde site was closed and all the employees working at this site were moved to the central office in Ramirez del Prado. In total, approximately 460 persons were covered under this reorganization and restructuring plan.
     In November 2003, an extension to the collective plan was negotiated with the unions to cover a downsizing of the activities of the Integration and Service Division.

						Cumulative
						amount
	Total	Amount	Amount	Amount	Amount incurred	incurred as
	amount	incurred	incurred	incurred	in first six months	of June 30,
	expected	in 2003	in 2004	in 2005	of 2006	2006
	(In millions of euros)
Termination benefits	86	84	8	—	—	92
Contract terminations	2	—	3	1	—	4
Other associated costs	9	8	—	—	—	8

Total	97	92	11	1	—	104

Of which:
Fixed Communications Group	60	66	3	—	—	69
Mobile Communications Group	3	6	—	—	—	6
Private Communications Group	11	20	5	—	—	25
Other	23	—	3	1	—	4
•	Submarine Networks Division restructuring plan
     After two years of strong growth within the submarine industry, the market collapsed in 2001. Alcatel’s submarine worldwide sales decreased from € 1.8 billion in 2001 to € 0.5 billion in 2002 and € 0.2 billion in 2003. Most of the operators in the submarine market filed for Chapter11 protection, suspended payments, cancelled their contracts or asked for re-negotiation of the contract terms.
     In order to face this very difficult situation, the French locations were re-organized and a social plan was implemented with a specific announcement in 2003. Given strong product synergies with terrestrial optical systems, the production for new generation submarine systems were made in the factories for optical terrestrial systems. The production of cables in France was significantly recast to the future market requirements.

     Due to a general overcapacity on the wet maintenance market and accelerated by contract terminations, a restructuring plan of the maintenance fleet was decided by management in the second half of 2003 aiming at reducing the vessel fleet from eight to six. The restructuring covers mainly the termination of the charter of one of the vessels as well as a write-off of another vessel.

						Cumulative
						amount
	Total	Amount	Amount	Amount	Amount incurred	incurred as
	amount	incurred	incurred	incurred	in first six months	of June 30,
	expected	in 2003	in 2004	in 2005	of 2006	2006
	(In millions of euros)
Termination benefits	78	66	9	6	1	82
Contract terminations	10	14	(4)	—	—	10
Other associated costs	20	20	—	(4)	(2)	14

Total	108	100	5	2	(1)	106

Of which:
Fixed Communications Group	108	100	5	2	(1)	106
Mobile Communications Group	—	—	—	—	—	—
Private Communications Group	—	—	—	—	—	—
Other	—	—	—	—	—	—
•	Reorganization of Space Division:
     In 2001 and 2002, the satellite market suffered from a large market downturn, which led to overcapacities in Alcatel Space and other main competitors in this industry.
     Starting 2003, collective social plans were launched in France and in Belgium.
     To further resolve the overcapacity issues, it was also decided to close the Norway and Denmark subsidiaries and to transfer the workload to France.

						Cumulative
						amount
	Total	Amount	Amount	Amount	Amount incurred	incurred as
	amount	incurred	incurred	incurred	in first six months	of June 30,
	expected	in 2003	in 2004	in 2005	of 2006	2006
	(In millions of euros)
Termination benefits	54	54	—	—	—	54
Contract terminations	10	10	—	—	—	10
Other associated costs	—	—	3	—	—	3

Total	64	64	3	—	—	67

Of which:
Fixed Communications Group	—	—	—	—	—	—
Mobile Communications Group	—	—	—	—	—	—
Private Communications Group	64	64	3	—	—	67
Other	—	—	—	—	—	—
•	Restructuring plan in Germany:
     Due to considerable technological changes and a serious reduction in the digital switching market, employment levels in Switching (particularly in installation/deployment) were sharply decreasing in 2002 and 2003. Besides, due to a worldwide flat demand in Optical transmission systems from 2001 onwards, the Optics factory in Stuttgart could no longer be sustained for economic reasons. Voluntary leave and a reduction in working time in the first three quarters in 2003 were not sufficient as restructuring measures.
     At the end of November 2003, a new restructuring plan was launched. Main activities impacted were Switching (where Germany is one of the production units), Optical Transmission Systems (mainly manufacturing activities) and general administration.
     In 2004 and 2005, new actions (outsourcing of optical activities and new voluntary departures) were implemented, giving rise to additional costs.

					Amount	Cumulative
					incurred	amount
	Total	Amount	Amount	Amount	in first six	incurred as
	amount	incurred	incurred	incurred	months	of June 30,
	expected	in 2003	in 2004	in 2005	of 2006	2006
	(In millions of euros)
Termination benefits	62	54	—	26	—	80
Contract terminations	—	—	—	—	—	—
Other associated costs	17	11	28	9	(6)	42

Total	69	65	28	35	(6)	122

Of which:
Fixed Communications Group	69	65	28	35	(6)	122
Mobile Communications Group	—	—	—	—	—	—
Private Communications Group	—	—	—	—	—	—
Other	—	—	—	—	—	—
•	Closure of Illkirch industrial activity:
     Beginning July 2001, Alcatel restructured its industrial activities related to the production of GSM terminals at the Illkirch site. At first, the site was converted to the manufacture of opto-electronic components. However, when the components market collapsed, Alcatel opted to seek industrial work outside its own activities (Intraprise project).
     As no significant workload could be found, Alcatel management announced in November 2003 the closing of the Illkirch Industries Division.

					Amount	Cumulative
					incurred	amount
	Total	Amount	Amount	Amount	in first six	incurred as
	amount	incurred	incurred	incurred	months of	of June 30,
	expected	in 2003	in 2004	in 2005	2006	2006
	(In millions of euros)
Termination benefits	88	68	20	—	—	88
Contract terminations	—	—	—	—	—	—
Other associated costs	16	—	16	6	—	22

Total	104	68	36	6	—	110

Of which:
Fixed Communications Group	—	—	—	—	—	—
Mobile Communications Group	—	—	—	—	—	—
Private Communications Group	104	68	36	6	—	110
Other	—	—	—	—	—	—
—	FIN45 Disclosure
     The recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the audited consolidated financial statements.
     Through our normal course of business, we have entered into guarantees and indemnifications which mainly arose from the following situations:
•	Business sale agreements

•	Intellectual property indemnification obligations

•	Lease agreements

•	Third-party debt agreements

•	Indemnification of lenders and agents under our credit and support facilities and security arrangements

•	Indemnification of counterparties in receivables securitization transactions

•	Other indemnification agreements
     Guarantees and indemnification agreements are mainly:
—	“debt guarantees” for third-party debt agreements, indemnification of lenders and agents under our credit and support facilities and security arrangements and indemnification of counterparties in receivables securitization transactions;
—	and “other contingent commitments”.

     Regarding business sale agreements, the Group is unable to reasonably estimate the maximum amount that could be payable under these arrangements because the exposures are not capped and because of the conditional nature of the Group’s obligations and the unique facts and circumstances involved in each agreement.
     The Group records a liability for product warranties corresponding to the estimated amount of future repair and replacement costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales as disclosed in note 15 of the unaudited condensed interim consolidation financial statements at June 30, 2006. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.
     Change of product warranty reserve during the first six months of 2006:

June 30, 2006
(in millions of euros)
As of January 1, 2006	337

Additional reserves	64
Utilization	(64)
Changes in estimates of pre-existing reserves	(28)
Change in consolidated companies	—
Cumulative translation adjustments and other changes	(3)

As of June 30, 2006	306

     Disclosures related to guarantees given are set forth in note 18.
(5) Recently issued U.S. accounting standards
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155 – among other things – permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Alcatel does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.
     In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140 (“SFAS 156”). SFAS 156 amends SFAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 1, 2006. Alcatel does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.
     In June, 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Alcatel is currently evaluating the impact FIN 48 will have on its financial position or results of operations.
Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on Alcatel’s present or future consolidated financial statements.
(6) Recently issued U.S. accounting exposure draft
     On March 31, 2006, the FASB issued the exposure draft “Employers’ Accounting for Defined Benefit Pension and Other Postemployment Benefit Plans, an amendment of FASB Statements 87, 88, 106, and 132(R).” The exposure draft is phase one of the FASB’s stated intent to reform the pension and other postretirement accounting and reporting standards and, if adopted in its current form, would (1) require companies to recognize the current economic status on the balance sheet (whether over funded or under funded for GAAP purposes but not for ERISA purposes), (2) require plan obligations to be measured as of the date of the employer’s statement of financial position (which we currently do) and (3) require adoption for fiscal years ending after December 15, 2006, which would affect our year-end 2006 reporting. This exposure draft was subject to a public comment period ending May 31, 2006 and further review and amendment by the FASB; it is uncertain what the requirements of a final statement would be, when issued.
Note 24
Subsequent events
     No favorable or unfavorable event occurred between the closing date and July 26, 2006, being the date at which the Board of Directors of Alcatel approved the unaudited condensed interim consolidated financial statements and authorized them to be published.
     Regarding the contemplated merger between Lucent and Alcatel, on August 4, 2006, the SEC declared effective Alcatel’s Registration Statement on Form F-4, registering the Alcatel ordinary shares underlying the Alcatel American Depositary Shares to be issued in the proposed transaction.
     On August 7, the French financial markets regulatory agency, the Autorité des marchés financiers (AMF), issued an approval (visa) for the French prospectus (note d’opération), in order to allow, upon closing of the transaction between Alcatel and Lucent, the listing on the Eurolist market of Euronext Paris of the new Alcatel shares to be issued to Lucent shareholders.
     On September 7, 2006, during their respective shareholders’ meetings, Alcatel and Lucent shareholders approved all the resolutions proposed by the Board of Directors relating to the merger between the two companies.
     On September 1, 2006, Alcatel announced that it has signed a non-binding Memorandum of Understanding with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for USD 320 million. Pursuant to the transaction, Alcatel intends to acquire Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts. It is anticipated that a significant majority of employees of Nortel’s UMTS access business will be transferred to Alcatel.
     As the technologies to be acquired could be substitutive to some of the technologies already developed and capitalized by Alcatel and/or Lucent, an impairment loss would be accounted for, once both the contemplated deal with Nortel and the merger with Lucent are completed. As the decision related to which technologies will be maintained and which will be abandoned, is not yet taken and as such a decision is contingent upon the closing of the two contemplated transactions, we are not able to give the estimated amount of this potential impairment. As of June 30, 2006, the technologies that could be potentially impaired were recorded in a 66 % owned joint venture named Evolium and represented a net book value in Alcatel’s books of € 140 million at 66 % ownership and € 212 million at 100% ownership.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 29, 2006	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer